MATRIA® HEALTHCARE

2003 ANNUAL REPORT



THE HEALTH ENHANCEMENT COMPANY™


2001
2002
2003
$264.0
$277.6
2001
2002
2003
$0.72
$0.10

Revenues

Net Earnings Per Diluted Common Share Before Special Items

Financial Highlights

Amounts in thousands, except per share data

Years ended December 31,	2003	2002	2001
Revenues	$326,847	$277,631	$263,983
Operating earnings (loss)	24,918	(3,399)	24,647
Net earnings (loss) available to common shareholders	7,306	(16,326)	5,561
Net earnings (loss) per diluted common share	0.71	(1.75)	0.62
Operating earnings before special charges and amortization of intangibles (a)	25,478	16,462	34,474
Net earnings available to common shareholders before special items (a)	7,306	963	6,418
Net earnings per diluted common share before special items (a)	0.71	0.10	0.72

(a) A reconciliation of this non-GAAP financial measure is provided on page 38 of this annual report.

WE IMPROVE HEALTH OUTCOMES AND REDUCE HEALTHCARE COSTS THROUGH PROSPECTIVE AND PREVENTIVE CARE, NOT REACTIVE CARE.

WE BRING URGENCY AND PATIENT OWNERSHIP TO THE CREATION OF INTEGRATED WELLNESS SOLUTIONS. WE INTERVENE EARLY TO PREVENT THE ONSET OF COSTLY MEDICAL CONDITIONS.

WE MANAGE INDIVIDUALS DIAGNOSED WITH CHRONIC DISEASES OR HIGH-COST EPISODIC CONDITIONS TO IMPROVE THEIR HEALTH OUTCOME AND QUALITY OF LIFE. WE OFFER SOLUTIONS TO EMPLOYERS AND HEALTH PLANS AND IMPROVE THE EFFICIENCY AND QUALITY OF CARE PROVIDED THROUGH EDUCATIONAL AND PREVENTIVE SERVICES, LIFESTYLE SUPPORT AND CONDITION-SPECIFIC DISEASE MANAGEMENT PROGRAMS.

WE ARE

THE HEALTH ENHANCEMENT COMPANY.™

WE ARE **MATRIA HEALTHCARE.**

DEAR FELLOW SHAREHOLDERS:

"THERE IS A PARADIGM SHIFT TAKING PLACE IN THE WAY HEALTHCARE IS DELIVERED IN THIS COUNTRY. WE ARE IN THE LAST PHASES OF THE REACTIVE ERA IN WHICH HEALTHCARE IS PRIMARILY AVAILABLE TO INDIVIDUALS AFTER AN ACUTE EPISODE. THE CONTINUING ESCALATION OF HEALTHCARE COSTS OVER THE LAST FIVE YEARS HAS MADE IT VERY CLEAR THAT MANAGING HEALTH 'AFTER THE FACT' IS REALLY NOT MANAGING HEALTHCARE AT ALL."

"PETE" PETIT

THE HEALTHCARE CRISIS

Employers in the United States have experienced a 10%, 15% and 14% increase in healthcare costs for the years 2001, 2002 and 2003, respectively.[1] As a result, employers are seeking effective ways to control rising costs. Many employers have been forced to cut benefits and pass along the increases to the employees. Consequently, employees are now paying ever greater portions of their healthcare costs in the form of higher deductibles, increased co-payments and increased out-of-pocket limits. In addition, premiums paid by employees have increased 49% since 2000.[2]

Ultimately, it is the employers in both the public and private sectors and the government, who carry most of the financial burden of the healthcare system. The executive suites in corporate America have demanded a solution and many of them are embracing disease management as the answer. Disease management programs are rapidly being added to employee benefit plans and health plan offerings. According to a study done by the Kaiser Family Foundation, 66% of employers think disease management programs will be effective as a cost-containment strategy for rising healthcare costs.

Healthcare spending in the U.S. now represents 15% of GDP and is projected to more than double by 2011 to $2.8 trillion. As a result of these staggering statistics, we believe disease management will also become an essential element of Medicare and most state-funded Medicaid programs.

OUR HEALTH ENHANCEMENT SOLUTION

Matria utilizes the term "health enhancement" to include all processes that improve the health status of a patient. These processes range from specific clinical services such as disease management, case management and utilization management to services that improve wellness, lifestyle and productivity. We believe that Corporate America has realized that an investment of this nature in their employees is a wise business decision. Therefore, we continue to focus strategically on those areas that will allow Matria to serve the employers, both private and public, in this fashion. At this point, the primary emphasis is still on those programs that provide rapid and very definable returns on investment such as disease and case management. Matria will continue to broaden and improve those programs, but we remain focused on future trends that are being driven by the employers of this country.

Matria's disease management programs are designed to proactively identify and help manage individuals with chronic diseases and high-cost disorders so that they can more effectively accept responsibility and play a role in improving their health. In our disease management program, individuals are connected with a nurse who acts as their healthcare coach, mentor and coordinator with their physician. Care plans and goals are set and routinely monitored. For the first time, these individuals have a medical resource that gives them 24/7 availability for any and all questions regarding their condition. It has been shown that approximately 85% of individuals in these programs react positively and begin to improve their health status and consequently reduce their healthcare expenditures. Unnecessary hospitalizations for the emergency room and other procedures are rapidly eliminated. However, necessary procedures and physician visits are encouraged while the educational and motivational process continues. Disease management is a "common sense" approach to medicine.

We have demonstrated our ability to significantly improve patient outcomes and lower healthcare costs. We believe we have further differentiated ourselves through our proprietary patient management and clinical record system, TRAX™. We believe TRAX, the technology platform for our entire disease management process, positions Matria to be a single-source disease management vendor.



Parker H. "Pete" Petit
Chairman of the Board and
Chief Executive Officer



Thomas S. Hall
President and
Chief Operating Officer

OUR MARKET OPPORTUNITY

In our analysis, there are five major sectors of the disease management market – employers, health plans, Medicare, Medicaid and biopharma. The employer, health plan, Medicare and Medicaid market sectors combined could represent over a $20 billion opportunity for disease management and case management services. Additionally, we estimate the biopharma sector to be in excess of $2.5 billion.

EMPLOYERS

The employer market has two components – *Fortune* 1000 and smaller size employers. The first market component totals 28.8 million employees and consists of all *Fortune* 1000 companies with at least 2,500 employees. Including covered dependents, this market size grows to 60.2 million lives and represents a $2 billion market for disease management alone. Including case management and utilization management services, the market potential for this component increases by an additional $1.1 billion. The other component is the smaller size company with less than 2,500 employees. This component represents an aggregate employee base of 71 million employees. With the addition of dependents of this group, the market size grows to 149 million lives. We estimate this opportunity to be $8.6 billion and estimate the case management and utilization management opportunity to be an additional $4 billion.

HEALTH PLANS

We view the health plan market opportunity to be a subset of the employer market segment. We have not broken out this market segment because we believe that all employees are covered and counted in the employer markets.

MEDICARE

This market sector has recently received a heightened focus. In the new healthcare bill recently passed by Congress, there is an inclusion for disease management programs to be evaluated and implemented. Currently, there are 40.8 million people receiving Medicare benefits in the United States, and according to the Centers for Medicaid and Medicare Services (CMS), at least 85% have at least one chronic disease. We project this to be a $6.7 billion market for disease management services, and an additional $3 billion market for case and utilization management services.

MEDICAID

Currently, CMS reports that there are 40.4 million people receiving Medicaid benefits. Based on the prevalence rate for this group, we estimate this market for disease management to be $1.4 billion. We also estimate that case management and utilization management services provide an additional $657 million opportunity in this market.

BIOPHARMA

This sector of the market is seeking disease management programs that help ensure compliance and drive successful outcomes for patients utilizing complex drug therapies. We estimate the market opportunity to be more than $2.5 billion for the ten diseases with the highest demand for supporting disease management services. In addition to Hepatitis C, the conditions of Multiple Sclerosis, Hemophilia, Pulmonary Hypertension and Growth Hormone Deficiency are included in this market opportunity.

OUR 2003 RESULTS

For the year 2003, revenues increased 18% to a record level of $326.8 million compared with $277.6 million in 2002. Revenues for our Health Enhancement segment increased by 30% in 2003 to $232.5 million compared with $179.5 million in 2002. Within our Health Enhancement segment, Disease Management revenues increased in 2003 by 41% to $156.5 million, compared to $111.2 million in 2002. Revenues in 2003 for our Women's and Children's Health segment decreased by 4% to $94.4 million compared with $98.2 million in 2002.

The year 2003 was highlighted by the significant increase in the disease management accounts that we were awarded from both self-insured employers and health plans and the continued strong development of our contract opportunities. During the year, we prepared ourselves for the entry into the Medicaid disease management market through our alliance with Pfizer. In 2003, we entered and began serving the emerging biopharma market in support of complex drug therapies with our agreement with Schering-Plough. During the year, we acquired Options Unlimited, a provider of case management services to health plans, employers and disability carriers, and expanded our case management capabilities.

OUR GROWTH STRATEGY

We have developed a three-pronged growth strategy for our health enhancement business. The first element of our strategy is the addition of new product lines and services, second is the development and expansion of our relationships with employers, health plans, pharmaceutical companies and intermediaries for the Medicare and Medicaid programs, and third is to capitalize on the competitive advantage of our technologically advanced TRAX system and state-of-the- art infrastructure.

The Company has significant growth opportunities and supporting strategies in several areas. These include employers and health plans, state Medicaid agencies through the Company's strategic alliance with Pfizer, CMS as the result of the passage of the Medicare Reform legislation and biopharma corporations in the support of new complex drug therapies.

The recently released Medicare Reform Bill calls for the development, testing and implementation of chronic care improvement programs (i.e., disease management programs) in targeted geographic areas across the country. If the results of the three-year demonstration project indicate improved clinical quality of care and improved beneficiary satisfaction and achieve spending targets, CMS will expand the program nationwide with full implementation of the program for all beneficiaries. The Company fully expects to be in a position to bid on federal CMS programs in 2004. Our breadth of chronic disease management programs and TRAX platform ideally positions us to be selected as a provider for portions of the Medicare business.

In addition, the Company believes there are opportunities for its disease management services to play a significant role in the improvement of outcomes associated with new biopharma and certain complex drug therapies, such as the Company's relationship with Schering Plough for patients infected with the Hepatitis C virus. Matria's strategy for this new sector of opportunity is based on the ability of its disease management programs to enhance the outcomes of the patients utilizing the pharmaceuticals.

Most organizations seeking disease management realize that only a few providers are fully qualified to deliver the comprehensive disease management services and the breadth of service offerings that Matria can provide. Also, most customers want programs that target multiple diseases and conditions, and they realize the value of having one disease management partner who has the information technology capabilities to manage numerous disease states from a co-morbid standpoint and transfer information seamlessly and securely to numerous constituents in the disease management process.

Matria has continued the rapid development of its TRAX technology platform and capabilities for the disease management processes and related connectivity and integration. The Company's TRAX system will continue to be a major catalyst in the growth of the Company's disease management services and a significant point of differentiation between the Company and its competition.

OUR FUTURE

The Company continues to see increased market recognition of the value that health enhancement programs have in enhancing health and slowing medical-cost inflation. This recognition is gaining in momentum among employers, health plans, pharmaceutical companies and the government. With our coordinated disease management programs, we believe Matria is especially well positioned to provide employers, health plans, Medicare/Medicaid programs and pharmaceutical companies with solutions for health improvement and cost reductions.

We are dedicated to growing the value of your investment and believe we have placed Matria in the best position possible to capitalize on our dynamic market. We thank our employees and management for their dedication and express our gratitude to our Board of Directors for their guidance. We especially appreciate the support from our shareholders and the confidence they have placed in Matria.

Parker H. "Pete" Petit
Chairman of the Board and
Chief Executive Officer

Thomas S. Hall
President and
Chief Operating Officer



(From left to right) Yvonne Scoggins, Vice President, Financial Planning & Analysis; Thornton Kuntz, Vice President, Administration; Roberta McCaw, Vice President, Legal, & General Counsel; Marty Olson, Corporate Vice President, Informatics; Steve Mengert, Vice President, Finance & CFO; Bob Kelley, Corporate Vice President, Technology.



(From left to right) Chip Jennings, President, Pharmacy, Lab & Supplies; Graham Cherrington, Corporate Vice President, Business Development; Jim Mieszala, President, Women's & Children's Health; Bill Taylor, President, Facet Technologies; Brant Kanak, President, Health Enhancement; Jim Reichmann, Corporate Vice President, Strategic Sales; Steve Jankak, Corporate Vice President, Marketing.



THE HEALTH ENHANCEMENT PROCESS

Employers are seeking a "Total Solution" to the benefits supporting the health, well-being and productivity of their employees. They are seeking ways to more efficiently deliver employee benefit programs that address the continuum starting with health related issues through employee assistance programs to lifestyle support and to absence management. The "Total Solution" should be integrated through one resource manager for the myriad of issues associated with health, lifestyle and productivity.

Matria Healthcare understands these needs, and is assembling the resources necessary to offer this "Total Solution" to employers. Matria's TRAX technology platform was designed to have the robust integration and connectivity that can bring together the systems and partners to provide these services. We look forward to servicing the future needs of America's businesses and governmental groups through our health enhancement processes.


HEALTH ENHANCEMENT
Insurance/Benefits Assistance
Help line on health plan issues and questions
24 Hour Nurse Line
Answer routine questions
Education
Disease Management
Manage chronic and high-cost episodic conditions
Case Management
Manage catastrophic conditions
Rare diseases
Special circumstances
Utilization Management
Appropriateness of care
Health Risk Assessment
Assess health status
Maintain health
Address health risks
Health Portal
Health information
More informed choices
Consumerism
Wellness Programs
Education
Prevention
Coaching
Behavior change
Employee Assistance Programs
Psychological
Social
Financial
Legal
Lifestyle Support
Child care
Elder care
Nursery care
Absence Management
Disability leaves of absence
Worker's compensation
Family medical leave
Sick leave



EMPLOYERS REALIZE THE NEED TO TAKE URGENT ACTIONS TO FIGHT INCREASING HEALTHCARE COSTS

WE THINK EFFECTIVE PREVENTION IS THE KEY

At Matria Healthcare, we believe comprehensive health enhancement programs are an essential element in the battle to curtail healthcare costs. Health Enhancement involves multiple and integrated programs and services that help employees change unhealthy lifestyles that lead to chronic diseases, improve self-care skills and compliance when they have an illness and become better educated consumers of healthcare services.

Our Health Enhancement strategy and product offering provides a comprehensive suite of services that address employee health and productivity needs. Our customized educational programs inspire employees to make better lifestyle choices, empower employees through knowledge to make factually supported decisions about their healthcare, provide information about health plans and choices, offer assistance with life issues and help employees better manage their illnesses.

Our mission is to aid employers, health plans and the government's healthcare programs in the overwhelming task of transforming the healthcare system from within by developing better educated, motivated and self-enabled consumers. Our integrated health enhancement programs are designed to coach and motivate participants to develop self-care skills to manage their conditions, practice prevention, pursue a health conscious lifestyle, actively seek health and wellness knowledge and understand the financial and health impact of their lifestyle decisions.

The disease management component of our health enhancement offering focuses on the nation's most costly chronic diseases and episodic conditions: diabetes, cardiovascular diseases, respiratory disorders, obstetrical conditions, cancer, depression and chronic pain.



THE HEALTHCARE SYSTEM CAN BE COMPLICATED...

People with chronic diseases and high-cost conditions face a myriad of medications, treatments, directives and precautions that are part of a plan of care, and thus, they typically need extra support. Matria's programs are designed to ensure this support is readily available and proactively provided.

Our disease management programs achieve improved health outcomes because they expand on the processes in today's medical delivery system. Even though nearly half of the U.S. population has one or more chronic medical conditions, our medical delivery system does not proactively manage ongoing care. For example, if an individual has had a heart attack or a stroke, he or she receives the best medical care and technology the world has to offer – but in all likelihood the patient did not receive the high-tech clinical support that could have prevented such an event. These kinds of events can be controlled or prevented, especially if patients follow clinical parameters defined for the disease. This is where our disease management plays a major role. The critical parameters we implement for each disease involve detailed instructions on lifestyle changes and required clinical events necessary for the patient to regain control of their disease.

Our nurses with the aid of our TRAX technology manage these critical parameters and clinical events. By combining the human touch of experienced nurses and other clinicians with the power of TRAX, our disease management processes improve the course of treatment.





THE DISEASE MANAGEMENT PROCESS



Participant
Physician
Health Plan or Employer
Matria Customer Service
Matria Nurse
Health Plan or Employer
Claims, Laboratory and Prescription Data
Educational Materials and Care Plans
Care Plans and Clinical Data
Outcomes Reports
ASSESSMENT AND RISK STRATIFICATION
Participant Identification
Disease Identification
Severity Stratification
Predictive Modeling
CLINICAL MANAGEMENT AND ADMINISTRATION
Recruitment
Enrollment
Risk Assessment
Re-stratification
Education
Clinical Intervention
Compliance Monitoring
OUTCOMES MEASUREMENT AND REPORTING
Clinical Reporting
Activity Reporting
Outcomes Measurement
Participant Satisfaction
HEDIS Reporting
TRAX TECHNOLOGY PLATFORM





PATIENTS +

Our disease management services emphasize a multidisciplinary approach to care that involves our clinicians working jointly with physicians to oversee the adherence to treatment plans. We focus on the management of the patient's behavior between visits to their physician, the improvement of the patient's compliance with the physician's care plan and the avoidance of controllable and costly events such as emergency room visits and hospital admissions. Our disease management programs encourage proactive treatment of chronic diseases, including routine check-ups and patient self-management tools in order to manage costs more effectively.

Matria has invested heavily in call center infrastructure, our national network of skilled multidisciplinary clinicians, supply distribution channels and information systems to serve this critical period of patient care. We believe this approach improves the patient's health outcome and thereby decreases the overall costs of healthcare. Equally as important, it also reduces sick days and increases productivity for those patients in the work force.

Matria's disease management programs use sophisticated information technology through our TRAX system to identify individuals who have chronic conditions or who are at the highest risk for significant and costly episodes of illness. The programs offer customized education and clinical support to help these individuals take more responsibility for their disease and avoid preventable medical events.



PHYSICIANS

Our programs were developed in accordance with national clinical standards and are designed to ensure patient compliance with the doctor's plan of care. Matria's disease management process includes the following steps:

- Medical claims, laboratory and prescription data from multiple providers are analyzed to identify and preliminarily stratify individuals at risk for chronic diseases and high cost conditions.
- Health specialists contact participants by phone to conduct a multi-condition risk assessment. The responses build a detailed medical profile in our TRAX system.
- Predictive modeling utilizes the preliminary stratification and medical profile to arrive at a final stratification.
- TRAX develops a risk-specific plan of care based on national clinical standards that includes ongoing support, regular interventions and patient education.
- Our clinicians make proactive contact depending on the patient's stratification level and take calls from patients to counsel and educate, as necessary. Care plans are provided to the patient and physicians as clinical counseling begins.
- Clinical, compliance and financial outcomes are reported on a routine basis.



EMPLOYERS

As healthcare costs continue to rise with no sign of abatement, employers and health plans are more focused than ever on driving down healthcare costs. With the medical costs on the rise, employers are frustrated with the impact healthcare is having on their profit margins and the additional financial burden being placed on their employees through increased premiums, co-pays and coinsurance. Self-insured employers are more proactive in their management of healthcare costs and increasingly view disease management as a meaningful, immediate and effective solution to their healthcare problems.

Patients with chronic conditions account for 96% of all home healthcare visits, 88% of all prescriptions, 76% of all in-patient hospital stays and 72% of all physician visits.[3] Moreover, healthcare spending to treat chronic diseases is rapidly rising due to noncompliant patients, uninformed patients who select expensive drug therapies, lack of coordinated systems and protocols to track and follow-up with high-acuity patients and the inability of medical professionals to fully address the day-to-day challenges faced by their patent populations. All of these trends are causing employers and health plans to focus on solutions that lower costs through improved patient health and outcomes.



HEALTH PLANS

Self-insured employers are especially affected by these trends. In addition to double digit increases in direct healthcare costs, employers are experiencing an increase in indirect costs associated with absenteeism and other lost employee productivity.

The National Academy On Aging has found that chronic diseases are now recognized as a major source of lost productivity. Estimates of the financial productivity loss from chronic conditions range from $200 billion to $300 billion annually. What's more, as the workforce ages, workers with chronic diseases are more likely to keep working. Over 50 percent of people with heart disease, hypertension or arthritis continue to stay in the workforce beyond age 45. As a society, the largest segment of the population, the baby boomers, are "graying." This will continue to add additional pressure on the system for answers to rising healthcare costs. Today, only 38 percent of employers offer healthcare coverage to retirees, down from 66 percent in 1988.



PEOPLE, PROCESS +

Matria's disease management programs are built on a sophisticated and advanced technology platform and infrastructure we refer to as TRAX. TRAX seamlessly integrates massive quantities of data from multiple disparate healthcare systems to identify at-risk individuals, facilitate the assessment and stratification of participants and develop a clinical record. TRAX incorporates state-of-the-art predictive modeling tools to determine the probability that a given patient has a chronic condition or is at risk of a significant health event that will result in substantial healthcare costs in the near and longer-term future.

Once participants are identified and enrolled, TRAX plays an important role in coordinating patient care and controlling the information flow between patients, physicians, employers and payors. In most cases, our disease management program provides the sole mechanism where all of the patient's clinical data from multiple providers and sources can be accessed and analyzed by a clinician on behalf of the patient.

TRAX also recognizes recent emergency room visits, hospitalizations and other indicators that initiate a patient contact from our nurse. The system's predictive-modeling process also anticipates which patient might need early interventions to prevent future high-cost medical events.



TECHNOLOGY

Our programs track and report on a set of Clinical Performance Indicators (CPIs) for each disease or condition that we manage. When a patient is managed to these CPIs, the result is a healthier patient and lower healthcare costs.

To illustrate the behavioral impact our disease management programs and our clinicians can have, consider these statistics from one of our employer clients:

- According to the National Clinical Standards for diabetes, every diabetic should have a yearly hemoglobin A1C test and their level should be below 9.5. Now, 98% of the diabetics in this employer's program have an A1C level below 9.5.
- For patients suffering from congestive heart failure (CHF), the clinical standards require that these patients be on an Ace Inhibitor. After our program was implemented, 97% of the participants were adhering to the doctor's prescription and using an Ace Inhibitor.
- For a coronary artery disease (CAD) patient, the plan of care requires that a patient has a prescription for a Beta Blocker drug and keeps their cholesterol LDL levels below 100. Currently, 85% of the patients in this program have LDL levels below 100.

MATRIA'S MEDICAL DIRECTORS ASSIST IN MANAGING THE HEALTH ENHANCEMENT PROCESS



Tom Morrow, M.D.
Chronic and High Cost Disorders

Dan McCrone, M.D.
Cancer

THE PHYSICIAN SHOULD BE THE DECISION MAKER IN THE MEDICAL DELIVERY SYSTEM.

Our health enhancement programs complement primary physician care by coaching patients who need support. Our programs provide the physician with critical data and medical management support to enhance their care plan decisions and better manage their patient's health.

The information systems available to most physicians generally serve their billing processes rather than provide them with clinical information. TRAX collects and reports immense data sets – from claims data, pharmacy prescriptions, lab results, health assessments, health profiles, clinical interventions, compliance history and outcomes. Most of this information is made available to the patient's physician so they will have a more productive and effective patient encounter.

Matria's staff of highly trained and multi-disciplinary Medical Directors not only provide clinical oversight of our disease management programs, they also provide peer-to-peer counseling to further enhance the treating physician's knowledge regarding their patient.



CONTINUOUS HEALTH IMPROVEMENT.

Our highly trained and experienced clinicians act as an extension of the treating physician's practice to ensure the patient is complying with their plan of care. Our clinicians develop relationships that allow them to become the patient's "healthcare coach" and champion of their self-management and health improvement initiatives.

Our asthma, chronic obstructive pulmonary disease, coronary artery disease, congestive heart failure, diabetes and obstetrics disease management programs have been awarded Full Patient and Practitioner Accreditation by the National Committee for Quality Assurance (NCQA). Our cancer program holds full utilization management accreditation from URAC. All 37 Women's Health sites are fully accredited as home care organizations by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO).

January 15, 2003 through January 15, 2006

ACCREDITED HEALTH UTILIZATION MANAGEMENT


Los Angeles

"We believe the use of DATA to answer clinical, operational and business questions results in valuable INFORMATION. When this information is used to improve the clinical, operational and business components of our disease management program KNOWLEDGE is generated. The sharing of this knowledge with our providers and clients helps us to continually redesign and improve the capabilities and resultant outcomes of our disease management programs."

Marty Olson

CONVERTING INTO
TO GENERATE

The importance of sophisticated data integration and analysis capabilities that allow us to document client-specific clinical, functional and economic outcomes cannot be overstated.

The evaluation of our disease management programs includes the measurement and management of medical costs, pharmacy costs, length of hospital stays, use of emergency room facilities and numerous physiologic and psychosocial parameters that serve as markers of clinical status, quality of life, functional status and recidivism.

Matria's Informatics Department manages the reporting and "discovery" activities relative to our data. These include the routine reporting of outcomes to our customers as well as the continuous process of exploring our databases for new information that can reveal emerging trends and future adverse health related events for our customers. Our Informatics Department utilizes a number of data warehousing, profiling, analysis and reporting tools to continually acquire, compile and analyze data from numerous sources. This process of measurement, evaluation and management is focused on the continued enhancement of our disease management programs.

OUR DISEASE MANAGEMENT

PROGRAMS PRODUCE RESULTS

Outcomes from one of our employer clients after five months of program management demonstrate the rapid cost reduction achievable for chronic diseases with a well managed comprehensive disease management program.

DIABETES	Use of A1C testing A1C values < 9.5 Hospital days/1,000 $ Savings per identified member per month % Savings per identified member per month	**71% adherence** **98% <9.5** **16% decrease** **$61** **10%**
CONGESTIVE HEART FAILURE	ACE Inhibitor use Hospital days/1,000 ER visits/1,000 $ Savings per identified member per month % Savings per identified member per month	**97% adherence** **17% decrease** **21% reduction** **$282** **11%**
CORONARY ARTERY DISEASE	Use of Beta Blocker Hospital days/1,000 ER visits/1,000 $ Savings per identified member per month % Savings per identified member per month	**30% improvement** **23% decrease** **17% reduction** **$67** **10%**
ASTHMA	Hospital Days/1,000 Use of appropriate medications Adherence to Rx management plan $ Savings per identified member per month % Savings per identified member per month	**17% decrease** **64% improvement** **98% adherence** **$42** **13%**
DEPRESSION	Hospital admits/1,000 Hospital days/1,000 $ Savings per identified member per month % Savings per identified member per month	**24% reduction** **28% decrease** **$49** **40%**

Outcomes from two full years of management of a diabetic population for a large health plan demonstrate the longer term impact that comprehensive disease management can have.

DIABETES	Program savings amount Program savings % Program return on investment	**$7.3 million** **5.43%** **2.83:1**

Outcomes for multiple clients from our programs managing the high-cost episodic conditions of cancer and high-risk obstetrics demonstrate the improvements attributable to these programs.

CANCER	Hospital days/case Average cost/case $ Savings per active patient per month % Savings per active patient per month	**16% reduction** **11% decrease** **$140** **9%**
HIGH-RISK OBSTETRICS	Very low birth weight rate Pre-term birth rate NICU days/1,000 births NICU admits/1,000 births $ NICU savings/1,000 births	**38% below national average*** **26% below national average*** **29% reduction*** **57% decrease*** **$1.2 million**

THERE IS

A PARADIGM SHIFT IN THE WAY HEALTHCARE WILL BE DELIVERED IN THIS COUNTRY.

Health enhancement and disease management programs are an effective solution to the rapid escalating costs of healthcare. Corporate America is realizing that programs that improve the health of their employees have an immediate effect on reducing healthcare costs as well as absenteeism and presenteeism. Providing employees the right care at the right time is an investment that has [illegible] returns.

It is simply good business practice for employers to make investments that improve the health of their employees.

[illegible]



FINANCIAL REVIEW

Selected Financial Data

Amounts in thousands, except per share amounts

The following sets forth selected consolidated financial data with respect to the Company's operations. The data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes thereto. The statement of operations data for the five years ended December 31, 2003 and the related balance sheet data have been derived from the audited consolidated financial statements of the Company.

Years Ended December 31,	2003	2002	2001	2000	1999
Consolidated statements of operations data:					
Revenues[1]	**$326,847**	$277,631	$263,983	$225,767	$231,739
Earnings (loss) from continuing operations[2][3][4][5]	**7,306**	(15,644)	7,925	13,694	31,366
Earnings (loss) from continuing operations per common share:					
Basic	**$ 0.72**	$ (1.68)	$ 0.78	$ 1.10	$ 3.05
Diluted	**0.71**	(1.68)	0.76	1.05	2.82

December 31,	2003	2002	2001	2000	1999
Consolidated balance sheets data:					
Total assets	**$333,482**	$291,407	$260,623	$268,850	$285,713
Long-term debt, excluding current installments	**121,070**	118,215	114,575	76,996	91,090
Redeemable preferred stock	**-**	-	-	41,446	41,005

[1] Revenues in 1999 included clinical patient records software and services and infertility practice management services. Revenues in 2002 and 2003 include Quality Oncology, Inc., acquired October 2002. See Notes to Consolidated Financial Statements included herein.

[2] In 2002, the Company recorded a charge of $14,247 in connection with the termination and restructuring of the split-dollar life insurance plan. See Notes to Consolidated Financial Statements included herein.

[3] As a result of implementing Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, in January 2002, the Company discontinued amortization of goodwill in 2002. Amortization of goodwill was approximately $9,267, $9,243 and $8,879 in 2001, 2000 and 1999, respectively.

[4] Restructuring charges in 2000 of $1,599 relate to costs of exiting the clinical patient records software business. Restructuring charges in 1999 of $4,241 relate to exit costs, including future lease payments, severance and capital equipment write-downs, of closing selected monitoring facilities of the Women's Health segment.

[5] Other income for 2000 and 1999 included gains on sales of short-term investments of $6,077 and $17,349, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the other financial information and consolidated financial statements and related notes appearing elsewhere in this Annual Report. The discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2003. The historical results of operations are not necessarily indicative of future results.

EXECUTIVE OVERVIEW

We provide comprehensive, integrated disease management services and related products that offer cost-saving solutions for many of the most costly medical conditions and chronic diseases, including diabetes, cardiovascular diseases, respiratory disorders, obstetrical conditions, cancer, depression, chronic pain and hepatitis C. We emphasize a multidisciplinary approach to care that involves our clinicians working with physicians to oversee the adherence to treatment plans. We focus on the management of patients between visits to their physician, the improvement of the patient's compliance with the physician's care plan and the avoidance of controllable and costly events, such as emergency room visits and hospital admissions. We have invested heavily in disease management information technology, call center infrastructure, a national network of skilled multidisciplinary clinicians and supply distribution channels to serve this critical aspect of patient care.

We have two reportable business segments: Health Enhancement and Women's Health.

- **Health Enhancement** Our Health Enhancement segment provides disease management programs and related pharmacy, laboratory and supplies services. The disease management services target patients with chronic diseases or other high cost medical conditions, those at risk of developing such a health problem and the emerging pharmaceutical market in support of complex drug therapies. In addition, the segment offers diabetes disease management services and supplies in Germany and includes Facet Technologies, a leading designer, developer, assembler and distributor of products for the diabetes market. Facet serves large medical device manufacturers and distributors of blood glucose test kits and other point of care test kits, with an estimated 40% to 50% of the world market share in standard lancets, lancing devices and safety lancets used by diabetes patients to obtain blood samples for testing blood glucose levels.
- **Women's Health** Our Women's Health segment offers a wide range of clinical and disease management services designed to assist physicians and payors in the cost-effective management of maternity patients. In addition, we recently announced a strategic initiative to provide services for infants and children through neonatal intensive care case management and delivery of specialty pharmaceuticals.

Our disease management customers include primarily Fortune 1000 employers, health plans, Medicare and Medicaid programs, pharmaceutical companies and patients.

INDUSTRY FACTORS

Total healthcare spending in the United States is expected to exceed $1 trillion in 2004, with predictions that healthcare spending may further double by 2011. According to the Centers for Disease Control, a majority of that spending is attributed to the more than 125 million Americans suffering from chronic diseases. In particular, patients with chronic conditions account for 96% of all home healthcare visits, 88% of all prescriptions, 76% of all in-patient hospital stays and 72% of all physician visits. Moreover, healthcare spending to treat chronic diseases is rapidly rising due to noncompliant patients, uninformed patients who select expensive drug therapies, lack of coordinated systems and protocols to track and follow-up with high-acuity patients and the inability of medical professionals to fully address the day-to-day challenges faced by their patient populations. These trends are causing healthcare industry participants to focus on solutions that lower costs through improved patient health and outcomes.

Employers are especially affected by these trends. In addition to double digit increases in direct healthcare costs, employers are experiencing an increase in indirect costs associated with absenteeism and other lost employee productivity. The National Academy on Aging has found that chronic diseases are now recognized as a major source of lost productivity, estimating that the total dollar loss from chronic conditions ranges from $200 billion to $300 billion annually. Employers are seeking solutions to the impact healthcare is having on their profit margins and the additional financial burden being placed on their employees through increased premiums, co-pays, coinsurance and deductibles. Employers are more proactive in their management of healthcare costs and increasingly view disease management as a meaningful and effective tool to address their healthcare problems.

The Medicare program has also been significantly affected by the rising costs of healthcare due to the general aging of the population and the increased prevalence of chronic and high cost conditions among the elderly. Studies have shown that a relatively small number of beneficiaries with certain chronic illnesses – asthma, diabetes, congestive heart failure and related cardiac conditions, hypertension, coronary artery disease, cardiovascular and cerebrovascular conditions, and chronic lung disease – account for a disproportionate share of Medicare fee-for-service expenditures. Patients with these conditions typically receive fragmented care from providers at multiple sites, and require repeated hospitalization. Pursuant to recent Medicare reform legislation, disease management demonstration programs will be established in ten regions of the country to test whether providing coordinated-care services to Medicare fee-for-service beneficiaries with complex chronic conditions can yield better clinical outcomes without increasing program costs. The federal government has indicated that it will select private providers to implement the programs. In addition, a number of states are pursuing disease management pilots in their Medicaid programs. Recently, the Centers for Medicare and Medicaid Services, or CMS, issued a release urging states to adopt disease management programs and announcing the availability of federal matching funding.

BUSINESS STRATEGY

Our goal is to further expand our position as a leading provider of disease management services. We seek to achieve this goal by pursuing the following strategies:

Capitalize on our Position as an Industry Leader in the Disease Management Market We believe our extensive experience, established infrastructure and list of existing customers provide us a significant competitive advantage as we seek to capitalize on the growing market for disease management. We have more than 15 years of experience in providing disease management and related services. Our established infrastructure includes our proprietary TRAX™ technology platform, call center operations located throughout the United States, supply distribution channels and a national network of skilled multi-disciplinary clinicians.

Leverage Our TRAX™ Technology We will continue to make significant investments in TRAX™ in order to better identify patients for intervention and improve treatment plans for these identified patients. A major challenge of disease management programs is to link the design and monitoring of treatment plans with the actual clinical services and fulfillment of drugs and related supplies. We believe that our TRAX™ technology platform is uniquely capable to address this issue and to coordinate both treatment objectives and treatment activities.

Further Penetrate All Key Segments of the Growing Disease Management Market We intend to expand our customer base within the employer, health plan, Medicare, Medicaid and pharmaceutical markets.

- **Employers** We have identified this sector as a prime customer target as employers seek to improve employee productivity by reducing absenteeism and other forms of lost productivity. We have experienced a significant increase in demand for our disease management services among employer clients, having been awarded several new employer accounts since September 2003.
- **Regional and National Health Plans** Although health plans have been in the medical management business for several years, they increasingly are seeking disease management as an opportunity to minimize medical cost inflation.
- **Medicare** We expect to be in a position to bid on Medicare disease management programs in the latter part of 2004, emphasizing the breadth of our disease management programs and our TRAX™ technology platform in order to be selected as a provider for portions of this Medicare business.
- **Medicaid** In August 2003, we entered into an agreement with Pfizer Inc.'s Health Solutions Group to provide disease management services to state Medicaid programs under contract with Pfizer. Although Pfizer has not yet been awarded a contract that would require our services, we believe this alliance represents a significant market opportunity. We intend to pursue participation in state programs encouraged by CMS in its recent announcement.

- **Pharmaceutical Companies** We recently implemented a contract with Schering Plough Corp. to provide disease management services for patients infected with the hepatitis C virus. The program helps patients complete their individualized Peg-Intron therapy regimen, providing their best chance for achieving sustained viral response.

Continue to Expand Our Service Offering We believe that the ability to offer customers an integrated, health enhancement solution of services across multiple chronic medical conditions is an increasingly important competitive requirement. We are continuously seeking to expand our product and service offerings. For example, we entered the cancer disease management field by acquiring Quality Oncology in 2002, and in 2003 we developed our depression and low back pain management programs and expanded our case management services through the acquisition of Options Unlimited Comprehensive Rehabilitative Services, Inc., or Options Unlimited.

Cross-Selling Within Our Company We believe there is a significant opportunity to expand our disease management business by cross-selling other products and services to existing customers as they realize the cost savings and better patient outcomes that our programs provide.

Our disease management programs included 14.2 million covered lives as of December 31, 2003 compared with 7.2 million and 3.0 million as of December 31, 2002 and 2001, respectively. In the fourth quarter of 2003, we announced our plans to initiate disease management programs with a number of employers and health plans prior to the end of the first quarter of 2004. In addition, the pipeline of employer and health plan accounts in various stages of discussions is more than double the prior year. While the magnitude of growth in new accounts provides us with challenges, we have an established framework for assisting employers and health plans in managing and integrating their disease management programs. We have expansion capacity in our call centers and have continued the rapid development of our TRAX™ technology platform and capabilities for the disease management processes and related connectivity and integration. We do not foresee any abnormal pricing pressure relative to our disease management programs over the next year.

Medical statistics indicate that one in eight births is preterm, with that number on the rise. Preterm delivery is the leading cause of neonatal mortality and birth-related morbidity and results in significantly higher cost than full-term pregnancies. Our Women's Health segment's services have proven effective in extending pregnancy and reducing costs. However, the reimbursement rates have been decreasing for such services, and patient access to services that manage high-risk pregnancies has been reduced.

ACQUISITIONS AND EXPANSION OF SERVICES

We recently announced a strategic initiative to provide services for infants and children through neonatal intensive care case management and delivery of specialty pharmaceuticals. In connection with this initiative, we are changing the name of our Women's Health segment to Women's and Children's Health in 2004.

In August 2003, our Women's Health segment expanded its service offering to include 17P administration service for women at risk for recurrent preterm delivery. 17P, a drug therapy that may prolong pregnancy, is being increasingly prescribed by physicians.

In August 2003, we entered into an agreement with Pfizer, Inc.'s Health Solutions Group to provide disease management services to State Medicaid programs under contract with Pfizer. Although Pfizer has not yet been awarded a contract that would require our services, we believe this alliance represents a significant opportunity.

Effective October 1, 2003, we purchased certain assets of Options Unlimited, a healthcare and disability management firm specializing in case and utilization management for health plans, third-party administrators and employers. We are integrating Options Unlimited's case and utilization management services with our existing disease management services and offering these services to health plans and employers.

In December 2003, we entered into a contract with Schering Plough Corporation to provide disease management services for individuals infected with the hepatitis C virus who are being treated with Schering Plough's drug therapy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We acquired three new businesses in 2002. In February, we acquired certain assets of ChoicePoint Health Systems, Inc. ("ChoicePoint"), a direct-to-consumer laboratory testing facility headquartered in Kansas, which serves the diabetes, cardiovascular and hypertension patient populations. These assets are held by our subsidiary, Matria Laboratories, Inc., or Matria Labs. In June, we acquired MarketRing.com, Inc., or MarketRing, a healthcare information technology company. MarketRing has certain proprietary technology that we had previously licensed and currently utilize with our TRAX™ disease management system. We intend to utilize this technology to facilitate the development of sophisticated website portals for patients, physicians, payors and employers under our current and future disease management contracts. Our financial statements include the operations of Matria Labs effective February 7, 2002 and those of MarketRing commencing on June 14, 2002.

On September 30, 2002, we completed our acquisition of all of the issued and outstanding stock of Quality Oncology, Inc., or QO, a national provider of cancer disease management programs, from LifeMetrix, Inc., or LifeMetrix. This acquisition broadened our capability to offer health plans and employers a single source for multiple disease management services. In this acquisition, we also acquired from LifeMetrix its Integrated Care Management System and its rights in Cancerpage.com™ and other assets related to its cancer disease management business. Results of operations of QO were reflected in our financial statements effective October 1, 2002.

In April 2002, we introduced our cardiovascular disease management program, which includes the management of patients afflicted with coronary artery disease and congestive heart failure.

In November 2002, we added disease management programs for depression and chronic pain to our service offerings.

In February 2001, we sold the business and certain assets of Quality Diagnostic Services, Inc., or QDS, a cardiac event monitoring company. Our consolidated financial statements reflect QDS as a discontinued operation for all periods presented.

COMPONENTS OF REVENUES AND EXPENSES

Revenues Revenues for our Women's Health segment are generated by providing services through patient service centers. Revenues from this segment are recognized as the related services are rendered and are net of contractual allowances and related discounts. Our Health Enhancement segment provides services through its patient service centers, provides supplies to patients primarily on a mail-order basis, and designs, develops, assembles, packages and distributes diabetes products. Revenues for services are recognized when services are provided, and revenues from product sales are recognized when products are shipped. Revenues from this segment are recorded net of contractual allowances and other discounts.

Our clinical services and our supply business are reimbursed on a fee-for-service or per item basis. Other aspects of disease management, however, are paid for primarily on the basis of (i) monthly fees for each employee or member enrolled in a health plan, (ii) each member identified with a particular chronic disease or condition under contract, (iii) each member enrolled in our program or (iv) a fixed rate per case. Billings for certain services occur in advance of services being performed. Such amounts are recorded as unearned revenue in the balance sheet and revenue is recognized as services are performed.

In 2003, our revenues were derived from the following types of customers: approximately 48% from third-party private payors (including employers and pharmaceutical companies), 22% from original equipment manufacturers and distributors, 16% from foreign healthcare systems and 14% from domestic government payors.

Cost of Revenues Cost of revenues consists primarily of clinical labor and supplies related to the provision of services, cost of materials purchased and labor in the assembly and distribution operations.

Selling and Administrative Expenses Selling and administrative expenses include salaries, incentives, benefits and related expenses for personnel in sales, customer service and administrative activities, facility and marketing costs and legal, accounting and other professional fees.

RESULTS OF OPERATIONS

2003 Compared to 2002 The following table summarizes key components and variations in our financial statements to facilitate understanding of our results of operations. An explanation of the results follows the table.

(amounts in thousands)	2003	2002	Variance	Variance %
Revenues	**$326,847**	$277,631	$ 49,216	17.7%
Health Enhancement	**232,453**	179,535	52,918	29.5%
Women's Health	**94,423**	98,158	(3,735)	(3.8)%
Cost of revenues	**190,923**	164,298	26,625	16.2%
% of revenues	**58.4%**	59.2%		
Health Enhancement	**148,350**	120,816	27,534	22.8%
% of revenues	**63.8%**	67.3%		
Women's Health	**42,602**	43,544	(942)	(2.2)%
% of revenues	**45.1%**	44.4%		
Selling and administrative expenses	**101,837**	91,970	9,867	10.7%
% of revenues	**31.2%**	33.1%		
Charges from termination of retirement plan	**-**	14,247	(14,247)	
Provision for doubtful accounts	**8,609**	9,955	(1,346)	(13.5)%
% of revenues	**2.6%**	3.6%		
Interest expense	**14,327**	14,042	285	2.0%
Other income (expense), net	**1,457**	(3,119)	4,576	
Earnings (loss) from continuing operations before income taxes	**12,532**	(20,144)	32,676	
Income tax (expense) benefit	**(5,226)**	4,500	(9,726)	

Revenues increased $49.2 million, or 17.7%, in 2003 compared to 2002. This increase resulted from strong growth in our Health Enhancement segment, where revenues increased $52.9 million, or 29.5%. Of this increase, $12.7 million, or 7.1%, was attributable to the acquisition of QO, effective October 2002. The remaining growth was attained primarily in the disease management component of this segment, which experienced an additional $32.6 million increase over 2002. The increase was due to a higher volume of mail-order shipments of supplies, an increase in covered lives of new and existing accounts, along with a favorable exchange rate impact. In addition, Facet's revenues increased $7.3 million over the prior year, primarily due to higher sales volume. Revenues in our Women's Health segment decreased $3.7 million, or 3.8%, in 2003 compared to 2002 due primarily to a continued decline in the patient census for preterm labor management services and lower rates of revenue per day of service in 2003. Health plans have been limiting patient access to services that manage high-risk pregnancies.

Cost of revenues as a percentage of revenues decreased to 58.4% in 2003 from 59.2% in 2002. The cost of revenues as a percentage of revenues in our Health Enhancement segment decreased due to the following factors: the effects of our acquisition of QO, whose cost of revenues as a percentage of revenues was lower than for other components of this segment; improved margins in disease management services due to the leveraging impact of higher revenues; and the effect of higher revenue and improved margins in the pharmacy and supplies division related to operational efficiencies. The decreases in our Health Enhancement segment were partially offset by an increase in the cost of revenues as a percentage of revenues in our Women's Health segment. The Women's Health increase in cost of revenues as a percentage of revenues was primarily the result of a change in the patient drug therapy mix and lower rates of revenue per day of service in 2003.

Selling and administrative expenses as a percentage of revenues decreased to 31.2% in 2003 from 33.1% in 2002. The decrease in this percentage was primarily due to special items in 2002. Selling and administrative expenses in 2002 included a non-cash charge of $2.5 million related to the retirement of a $3.5 million note receivable from a former executive. The note, which was acquired from a predecessor organization and matured on June 30, 2002, stipulated that the balance could be settled in full by surrender of collateral consisting of 125,000 shares of our common stock, generating a charge equal to the difference between the book value of the note and the closing market value on June 30, 2002 of the 125,000 shares. Selling and administrative expenses for 2002 also included $2.9 million of severance costs. Other fluctuations in 2003 and 2002 generally offset each other. In 2002, we also experienced high customer service and other costs associated with manually tracking business processes resulting from the software flaws encountered upon implementation of a new information system in the pharmacy, laboratory and supplies component of our Health Enhancement segment in October 2002. Costs related to supporting the growth in revenue, particularly in the disease management area, were higher in 2003, offsetting the reduction in customer service and other costs from those in 2002.

On December 31, 2002, we terminated and restructured our split-dollar insurance retirement plan for certain former and current employees and recorded charges totaling approximately $14.2 million. The decision to terminate the program, which utilized split-dollar life insurance as the funding mechanism, was prompted in part by concerns that such a vehicle may no longer be permitted for some current officers under certain provisions of the Sarbanes-Oxley Act of 2002, as well as anticipation that additional funding, in excess of amounts originally contemplated, would have been required under the former plan. The plan was terminated for the group including certain former employees and Matria's Chairman and Chief Executive Officer. The plan for the other current employees was replaced by a Supplemental Executive Retirement Plan. The expense of $14.2 million recognized in 2002 represents the net present value of the targeted benefits under the plan (including tax mitigation amounts) of approximately $13.6 million, and $575,000 related to transaction costs and the net shortfall in the refund of cumulative premiums paid by us. We satisfied our obligations to participants by relinquishing our collateral interests in the split-dollar policies and through net incremental payments of approximately $3.1 million (the effect of which was mitigated by the elimination of future premium obligations of $3.7 million).

We provide for estimated uncollectible accounts as revenues are recognized. The provision for doubtful accounts was 2.6% of revenue in 2003 compared with 3.6% of revenues in 2002. The provision for 2002 included an addition to reserves of $2.0 million, which increased the provision for doubtful accounts for both segments. The provision for doubtful accounts as a percentage of revenues in our Health Enhancement segment was 2.3% in 2003, compared to 2.6% in 2002. The provision for doubtful accounts as a percentage of revenues in our Women's Health segment was 3.4% in 2003, compared to 5.4% in 2002. Collection experience in our Women's Health segment is trending favorably resulting in a decrease in the provision in 2003. The provision is adjusted periodically based upon our quarterly evaluation of historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors.

Interest expense increased by $285,000, or 2.0%, in 2003 compared to 2002 due to a higher average outstanding debt balance offset somewhat by a lower average interest rate. The weighted average interest rates (including amortization of debt discount and expense and gains from terminated interest rate swap transactions) on all outstanding indebtedness was 11.51% and 11.89% for 2003 and 2002, respectively.

Other income (expense), net, included income of $1.5 million for 2003 compared to expense of $3.1 million for 2002. 2003 included income from favorable currency adjustments on a euro denominated receivable, joint ventures, royalties, collections of accounts receivable of a former business that had previously been written off and other miscellaneous items. Other expense in 2002 included the write-off of approximately $2.5 million related to the original TRAX™ platform, which was made obsolete due to the latest generation of this software, which was put into production on July 1, 2002. The 2002 amount also included a charge of $692,000 to write-off unamortized loan origination costs associated with the cancellation of our former bank credit agreement (see "Liquidity and Capital Resources" below where the replacement facility is discussed).

The income tax expense of $5.2 million for 2003 reflected a higher expense than the statutory rate due to state income taxes, various non-deductible permanent differences between tax and financial reporting and a higher foreign income tax rate. The income tax benefit of $4.5 million for 2002 reflected a lower benefit than the statutory tax rate due to state income taxes and various non-deductible permanent differences between tax and financial reporting. Cash outflows for income taxes in 2003 and 2002 totaled

$1.2 million and $247,000, respectively, being comprised of federal alternative minimum taxes, state and foreign taxes. As of December 31, 2003, our remaining net operating losses of $72.6 million, the tax effect of which is reflected on the balance sheet in the deferred tax asset, will be available to offset future taxable income.

2002 Compared to 2001 The following table summarizes key components and variations in our financial statements to facilitate understanding of our results of operations. An explanation of the results follows the table.

(Amounts in thousands)	2002	2001	Variance	Variance %
Revenues	$277,631	$263,983	$ 13,648	5.2%
Health Enhancement	179,535	159,872	19,663	12.3%
Women's Health	98,158	104,234	(6,076)	(5.8)%
Cost of revenues	164,298	145,685	18,613	12.8%
% of revenues	59.2%	55.2%		
Health Enhancement	120,816	103,955	16,861	16.2%
% of revenues	67.3%	65.0%		
Women's Health	43,544	41,853	1,691	4.0%
% of revenues	44.4%	40.2%		
Selling and administrative expenses	91,970	76,249	15,721	20.6%
% of revenues	33.1%	28.9%		
Charges from termination of retirement plan	14,247	–	14,247	
Provision for doubtful accounts	9,955	7,575	2,380	31.4%
% of revenues	3.6%	2.9%		
Amortization of intangible assets	560	9,827	(9,267)	
Interest expense	14,042	10,392	3,650	35.1%
Other income (expense), net	(3,119)	(639)	(2,480)	
Earnings from continuing operations before income taxes	(20,144)	14,000	(34,144)	
Income tax (expense) benefit	4,500	(6,075)	10,575	
Discontinued operations	(682)	(1,240)	558	

Revenues increased $13.6 million, or 5.2%, in 2002 compared to 2001. This increase resulted from growth in our Health Enhancement segment, where revenues increased $19.7 million, or 12.3%. The disease management component of this segment contributed revenue growth in excess of 20% in 2002, while Facet's revenues were slightly lower in 2002 compared to 2001. Revenues in our Women's Health segment decreased $6.1 million, or 5.8%, in 2002 compared to 2001 due primarily to a decline in the patient census for preterm labor management services.

Cost of revenues as a percentage of revenues increased to 59.2% in 2002 from 55.2% in 2001. The increase in this percentage was due to a significant price increase in one of the primary drugs used in the preterm labor management program of our Women's Health segment, combined with a change in this segment's patient drug therapy mix. Also, cost of revenues as a percentage of revenues increased in the Facet division of our Health Enhancement segment due to packaging inefficiencies experienced prior to the installation of a new automated packaging line in July and August 2002, and in the disease management component of this segment due to additional labor costs incurred during the implementation phase of new disease management contracts. Facet also experienced higher costs of revenues as a percentage of revenues due to price concessions provided to customers that exceeded supplier cost reductions.

Selling and administrative expenses as a percentage of revenues increased to 33.1% for 2002 compared to 28.9% for 2001. Selling and administrative expenses in 2002 included a non-cash charge of $2.5 million related to the retirement of a $3.5 million note receivable from a former executive acquired from a predecessor organization and $2.9 million of severance costs, contributing to approximately half of the percentage increase. The remainder of the increase in this percentage was primarily due to increases in customer service and other costs associated with manually tracking business processes resulting from the software flaws encountered upon implementation of the new information system in the pharmacy, laboratory and supplies component of our Health Enhancement segment in October 2002. This percentage also increased in 2002 because of higher amortization of direct-response advertising costs and increased customer service expenses needed to support higher revenue levels in our Health Enhancement segment. Selling and administrative expenses as a percentage of revenue decreased in our Women's Health segment in 2002 compared to 2001 due to consolidation of patient service centers.

On December 31, 2002, we terminated and restructured our split-dollar insurance retirement plan for certain former and current employees and recorded charges totaling approximately $14.2 million.

We provide for estimated uncollectible accounts as revenues are recognized. The provision for 2002 included an addition to reserves of $2.0 million, which increased the provision for doubtful accounts for both segments. As a result, the provision for doubtful accounts as a percentage of revenues in our Health Enhancement segment was 2.6% in 2002, compared to 1.5% in 2001. The provision for doubtful accounts as a percentage of revenues in our Women's Health segment was 5.4%, compared to 5.0% in 2001. The provision is adjusted periodically based upon our quarterly evaluation of historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors.

As a result of implementing Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, in January 2002, we discontinued amortization of goodwill in 2002. Amortization of goodwill was approximately $9.3 million in 2001.

Interest expense increased by $3.7 million, or 35.1%, in 2002 compared to 2001 due to having a full year's interest on our 11% senior notes in 2002 compared to approximately six months of interest in 2001 (issued in July 2001) and lesser principal amounts outstanding at a lower average interest rate under our former bank credit facility in the first half of 2001. The proceeds from our senior notes were used to repay all amounts outstanding in July 2001 under the bank credit facility and to repurchase all shares of preferred stock (and thereby eliminate their dividend requirements), common stock warrants and subordinated acquisition notes. This increase was net of the $1.5 million benefit in 2002 and $633,000 benefit in 2001 from our interest rate swap arrangements (discussed below in "Liquidity and Capital Resources"). The weighted average interest rate on outstanding indebtedness was 11.89% in 2002 and 10.70% for 2001.

Other income (expense) for 2002 included the write-off of approximately $2.5 million related to the original TRAX™ platform, which was made obsolete due to the latest generation of this software, which was put into production on July 1, 2002. The 2002 amount also included a charge of $692,000 to write-off unamortized loan origination costs associated with the cancellation of our former bank credit facility.

The income tax benefit of $4.5 million for 2002 reflected a lower benefit than the statutory tax rate due to state income taxes and various non-deductible permanent differences between tax and financial reporting. The tax provision recorded for 2001 was $6.1 million. Cash outflows for income taxes in 2002 and 2001 totaled $247,000 and $1.2 million, respectively, being comprised of federal alternative minimum taxes, state and foreign taxes.

The operating results of our former Cardiovascular segment, QDS, have been reported, net of tax, as discontinued operations. In 2001, we reflected an estimated loss from discontinued operations and a loss on disposal of discontinued operations totaling approximately $1.2 million. An additional loss of approximately $700,000 was recorded in 2002 as a result of greater than expected costs of collection and lower than expected cash receipts from the retained receivables.

Uncertainties We have learned that a *qui tam* action has been filed alleging possible improper claims for Medicare payments in the pharmacy, laboratory and supplies division of our Health Enhancement segment. Because the action is still under seal, we have not been provided detailed information regarding the allegations. As is required by law, the federal government is conducting an investigation of the complaint to determine if it will intervene in this suit. We intend to cooperate fully with the investigation. This matter is still in its preliminary stages, and we are unable to predict the ultimate disposition of the action or the investigation. An unfavorable outcome in the action could subject us to repayment obligations or loss of reimbursement, substantial fines or penalties and other sanctions, which could have a material adverse effect on our financial position and results of operations. Sales to patients covered by Medicare constitute less than 10% of our total revenues in 2003.

For a discussion of other risks and uncertainties that may affect our business, see "Risk Factors" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had cash and short-term investments of $9.0 million. Net cash provided by continuing operations decreased from $19.9 million in 2002 to $12.0 million in 2003. The improvement from earnings from continuing operations was more than offset by fluctuations in working capital components, primarily increases in accounts receivable and reduced increases in accounts payable, accrued and other liabilities, somewhat offset by a reduced increase in inventory levels compared to the prior year. Net cash provided by continuing operations was $7.9 million in 2001.

Our accounts receivable days' sales outstanding, or DSO, were 65 days as of December 31, 2003 compared to 62 days as of December 31, 2002. The 2003 DSO amount consists of 64 days for our Health Enhancement segment and 68 days for our Women's Health segment.

In 2002, we terminated previous interest rate swap agreements and received proceeds from the counter party banks of $3.1 million, which is being amortized into income as a reduction of interest expense over the remaining term of our senior notes (through May 2008).

Net cash flows provided by operating activities related to the discontinued operations of QDS were $128,000, $642,000 and $3.1 million in 2003, 2002 and 2001, respectively. The amounts represent collections of accounts receivable, less payments of salary costs of personnel retained to collect the accounts receivable and other costs.

Investing Activities Net cash provided by (used in) investing activities totaled $(12.9) million in 2003, $(19.6) million in 2002 and $9.7 million in 2001. Capital expenditures of $11.5 million in 2003, $16.1 million in 2002 and $8.4 million in 2001 relate primarily to the replacement and enhancement of computer information systems. The increase in capital expenditures in 2002 was due to the implementation of the new $8 million information system in the pharmacy, laboratory and supplies component of our Health Enhancement segment.

The 2003 cash used in investing activities included $603,000 related to our acquisition of Options Unlimited. The 2002 cash used in investing activities included $3.5 million for the acquisition of two businesses. In February, we acquired certain assets of ChoicePoint's lab business for $650,000 in cash. After a 120-day period, ChoicePoint reimbursed us $143,000 under a guarantee of collection of acquired accounts receivable. On September 30, 2002, we acquired QO for initial consideration of approximately $20 million, consisting of $3 million in cash and approximately 890,000 shares of common stock. The common stock is reflected on our balance sheet at a price of $18.818 per share. The price is the 5-day average of the closing stock prices between June 3 and June 7, 2002, based on a measurement date of June 5, which was the date that the closing stock price fell below the $19.148 minimum price in the purchase and sale agreement and the number of shares became fixed. An additional 42,000 shares were issued in February 2003 pursuant to a purchase price adjustment. Additional consideration will be paid in 2004 based upon QO's 2003 operating results. Management currently estimates that the additional consideration will be approximately $20.5 million. However, the final amount may be adjusted based on results of a final audit and resolution. The additional consideration will be payable, at our option, in cash, common stock or a combination thereof, provided that the lesser of 20% of the payment or $10 million must be paid in cash. While management has the option to issue common stock and will continue to evaluate its payment alternatives, management currently intends to pay the contingent consideration in cash. Therefore, no adjustment has been made to the number of shares considered in calculating net earnings per diluted common share. In 2003 and 2002, we recorded goodwill of approximately $21.3 million and $19.3 million, respectively, in connection with this transaction.

In addition, we acquired MarketRing in June 2002 in a non-cash transaction. Matria's Chairman and Chief Executive Officer and four other directors of Matria were stockholders of MarketRing. The terms of the MarketRing acquisition were negotiated by an independent committee of our Board of Directors and approved by the vote of our disinterested directors. The purchase price was paid by the issuance of approximately 268,000 shares of common stock valued at approximately $3.8 million (based on the average closing price of our common stock during the three-day trading period ended June 14, 2002). In 2002, we recorded goodwill of approximately $2.8 million related to this acquisition. In 2003, we issued approximately 26,000 additional shares related to the acquisition. An additional $419,000 of goodwill was recorded in 2003 related to the acquisition.

The 2001 cash provided by investing activities included the $18.1 million of proceeds from the sale of the business and certain assets of QDS. The proceeds from the sale were used to repay a portion of our former term loan facility.

Financing Activities In July 2001, we issued $125 million of 11% senior notes at a discount of 6.5% from the principal amount. Our senior notes are unsecured and will mature on May 1, 2008. Interest is payable semi-annually in arrears on May 1 and November 1. Among the covenants under the bond indenture is a requirement to offer to repurchase notes from our annual excess cash flow, as defined, or from the proceeds received from the sale of assets. In August 2001, we repurchased in the open market $3.0 million principal amount of outstanding senior notes, leaving $122 million outstanding under our senior notes as of December 31, 2001. Such repurchases in the open market are permitted under the bond indenture and may be applied to reduce the amount required to be repurchased, at 100% of the principal amount, under the annual excess cash flow repurchase covenant. The August 2001 repurchase fully satisfied the excess cash flow repurchase covenant for 2001. The annual excess cash flow repurchase covenant required no repurchases in 2003 and 2002, and no principal was otherwise repaid. We are bound by a number of covenants set forth in our senior notes indenture. Negative covenants in such instruments limit our ability to, among other things, incur indebtedness and liens, pay dividends, repurchase shares, enter into merger agreements, make investments, engage in new business activities unrelated to our current business or sell assets.

In July 2001, from the proceeds of the senior notes, we completed the repurchase of all outstanding shares of our preferred stock, retired one million common stock warrants and repaid all amounts outstanding under our former bank credit facilities and subordinated acquisition notes. The resulting net gain of $739,000 was included in net earnings available to common shareholders in 2001.

In September 2002, we terminated our then existing revolving bank credit facility. In October 2002, we entered into a new revolving credit facility with a borrowing capacity of the lesser of $35 million or 80% of eligible accounts receivable. The facility is collateralized by cash, accounts receivable, inventories, intellectual property and certain other of our assets. Borrowings under this facility bear interest at the LIBOR rate plus 2.9%, and the facility requires a non-utilization fee of 0.5% of the unused borrowing capacity. Interest and the commitment fee are payable monthly. The facility is effective until October 2005. Thereafter, the term will be automatically extended for annual successive periods unless either party provides notice to the contrary not less than 60 days prior to the end of the period. As of December 31, 2003, $2.4 million was outstanding and $29.4 million was available for borrowing under this credit facility. Under the revolving credit facility, we are required to maintain certain financial ratios. As of December 31, 2003, we were in compliance with the financial covenants in our revolving credit facility and our senior notes.

Proceeds were received from participants under our stock purchase and stock option plans totaling $816,000, $1.9 million and $3.9 million in 2003, 2002 and 2001, respectively.

Other Factors Affecting Liquidity The following sets forth our future minimum payments required under contractual obligations as of December 31, 2003:

		Payments Due by Year			
(Amounts in thousands)	Total	2004	2005-2006	2007-2008	Thereafter
Long-term debt obligations	$125,091	$ 673	$ 2,418	$122,000	$ -
Capital lease obligations	334	159	168	7	-
Operating lease obligations	23,003	5,224	8,591	6,139	3,049
Purchase obligations	866	862	4	-	-
Acquisition obligation[1]	20,471	20,471	-	-	-
Total	$169,765	$27,389	$11,181	$128,146	$3,049

[1] As described above, we have the option to pay a portion of this obligation in common stock.

Capital expenditures of approximately $10 million are estimated in 2004 as we continue to enhance our computer information systems. Interest payments of $13.4 million under our senior note will be payable in 2004.

Effective March 5, 2003, we entered into an interest rate swap agreement with a bank involving $50 million of our 11% senior notes, which mature in 2008. Under this arrangement, the bank would pay us an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. We would pay the bank semi-annually in arrears on May 1 and November 1, a variable rate of interest based on the six-month LIBOR rate plus 7.535% (determined at the end of the period). The variable rate at December 31, 2003 of 8.7542% reflects a rate reduction of 2.2458%. Effective August 18, 2003, we entered into a second interest rate swap agreement with the same bank for an additional $25 million of our senior notes with terms as described above, except that the variable rate of interest for this second agreement is based on the six-month LIBOR rate plus 6.7450% (also determined at the end of the period). The variable rate at December 31, 2003 of 7.9642% reflects a rate reduction of 3.0358%. Both transactions were considered to be hedges against changes in the fair value of our fixed-rate debt obligation and are used to lower our overall borrowing rates. In January 2004, both interest rate swaps were terminated, resulting in a net balance of approximately $300,000, which will be amortized into income as an increase to interest expense over the remaining term of the senior notes (through May 2008).

After the swaps were terminated in January 2004, we entered into a new interest rate swap agreement with the bank with a notional amount of $75 million. Under this arrangement, the bank will pay us an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. We will pay the bank semi-annually in arrears on May 1 and November 1 a variable rate of interest based on the six-month LIBOR rate plus 7.100% (determined at the end of the period). Under the swap agreements, we are required to maintain cash collateral with the bank. The collateral requirement is determined based on an initial base amount of $1.5 million, and varies based on fluctuations in market exposure. As of December 31, 2003, the collateral totaled $1.7 million.

We believe that our cash, other liquid assets, operating cash flows and revolving credit facility, taken together, will provide adequate resources to fund ongoing operating requirements, planned capital expenditures and contractual obligations through at least 2004.

On October 3, 2003, we filed a universal shelf registration statement on Form S-3 with the Commission relating to $150 million of common stock, preferred stock, debt securities, depositary shares, warrants and units. The registration statement became effective on October 28, 2003. We may publicly offer these securities from time to time at prices and on terms to be determined at the time of the relevant offerings. We believe that the shelf registration statement will assist in providing us with flexibility in raising debt and/or equity financing. There can be no assurance, however, that financing will be available in amounts or on terms acceptable to us, if at all. Any sale of additional equity or convertible securities covered by the registration statement could result in additional dilution to our stockholders.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate meets two criteria: (1) it requires assumptions about highly uncertain matters; and (2) there would be a material effect on the financial statements from either using a different, also reasonable, amount within the range of the estimate in the current period or from reasonably likely period-to-period changes in the estimate. Our critical accounting estimates are as follows:

Revenue Recognition and Allowances for Uncollectible Accounts Revenues for our Women's Health segment are generated by providing services through patient service centers. Revenues from this segment are recognized as the related services are rendered and are net of contractual allowances and related discounts. Our Health Enhancement segment provides services through its patient service centers, provides supplies to patients primarily on a mail-order basis, and designs, develops, assembles, packages and distributes diabetes products. Revenues for services are recognized when services are provided, and revenues from product sales are recognized when products are shipped. Revenues from this segment are recorded net of contractual allowances and other discounts.

Our clinical services and our supply business are reimbursed on a fee-for-service or per item basis. Other aspects of disease management, however, are paid for primarily on the basis of (i) monthly fees for each employee or member enrolled in a health plan, (ii) each member identified with a particular chronic disease or condition under contract, (iii) each member enrolled in our program or (iv) a fixed rate per case. Billings for certain services occur in advance of services being performed. Such amounts are recorded as unearned revenue in the balance sheet and revenue is recognized as services are performed. Some of the contracts for these services provide that a portion of our fees is at risk subject to our performance against these financial cost savings and clinical criteria. Thus, a portion of our revenues is subject to confirmation of our performance against these financial cost savings and clinical criteria. Estimates for performance under the terms of these contracts and other factors affecting revenue recognition are accrued in the period the services are provided and adjusted in future periods when final settlement is determined. These estimates are continually reviewed and adjusted as information related to performance levels and associated fees become available. These reviews and adjustments have not resulted in a material reduction in any recent period of revenue previously reported. For 2003, less than 5% of our revenues were at risk under these arrangements.

A significant portion of our revenues is billed to third-party reimbursement sources. Accordingly, the ultimate collectibility of a substantial portion of our trade accounts receivable is susceptible to changes in third-party reimbursement policies. In addition, the collectibility of all of our accounts receivable varies based on payor mix, general economic conditions and other factors. A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon our evaluation of current industry conditions, historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors which, in the opinion of management, deserve recognition in estimating the allowance for uncollectible accounts. The evaluation is performed at each reporting period for each operating unit with an overall assessment at the consolidated level. The evaluation of the monthly estimates of revenues estimated to be uncollectible has not resulted in material adjustments in any recent period; however, special charges have resulted from certain specific circumstances affecting collectibility. While estimates and judgments are involved and factors impacting collectibility may change, management believes adequate provision has been made for any adjustments that may result from final determination of amounts to be collected.

Goodwill and Identifiable Intangible Assets As of December 31, 2003, we reported goodwill and identifiable intangible assets at carrying amounts of $150.5 million and $1.1 million, respectively. The total of $151.6 million represents approximately 45% of total assets as of December 31, 2003. Our identifiable intangible assets are amortized over their respective estimated useful lives. Our goodwill is no longer amortized to expense.

We review goodwill and identifiable intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In testing for impairment, we calculate the fair value of the reporting units to which the goodwill and identifiable intangibles relate based on the present value of estimated future cash flows. Based on the evaluation, management concluded that no impairment of recorded goodwill and intangibles exists at December 31, 2003. The approach utilized is dependent on a number of factors including estimates of future revenues and costs, appropriate discount rates and other variables. We base our estimates on assumptions that we believe to be reasonable, but which are unpredictable and inherently uncertain. Therefore, future impairments could result if actual results differ from those estimates.

Accounting for Income Taxes We account for income taxes using an asset and liability approach. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and net operating loss and tax credit carryforwards. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The income tax expense of $5.2 million for 2003 reflected a higher expense than the statutory rate due to state income taxes, various non-deductible permanent differences between tax and financial reporting and a higher foreign income tax rate. The income tax benefit of $4.5 million for 2002 reflected a lower benefit than the statutory tax rate due to state income taxes and various non-deductible permanent differences between tax and financial reporting. The tax provision recorded for 2001 was $6.1 million. Cash outflows for income taxes in 2003 and 2002 totaled $1.2 million and $247,000, respectively, being comprised of federal alternative minimum taxes, state and foreign taxes. As of December 31, 2003, our remaining net operating losses of $72.6 million, the tax effect of which is reflected on the balance sheet in the deferred tax asset, will be available to offset future taxable income. Based on projections of taxable income in 2004 and future years, management believes that it is more likely than not that we will fully realize the value of the recorded deferred income tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Notes to Consolidated Financial Statements which contain additional accounting policies and other disclosures required by generally accepted accounting principles.

Our senior management has discussed the development and selection of the accounting estimates, and this disclosure, with the Audit Committee of our Board of Directors.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* with respect to determining when and how to allocate revenue from sales with multiple deliverables. The Issue No. 00-21 consensus provides a framework for determining when and how to allocate revenue from sales with multiple deliverables based on a determination of whether the multiple deliverables qualify to be accounted for as separate units of accounting. The consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. While we have revenue arrangements with multiple deliverables, the adoption of this consensus did not, nor is it expected to have, a material impact on our consolidated results of operations, financial position or cash flows.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123* ("SFAS 148"). SFAS 148 amended SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value-based-method of accounting for stock-based employee compensation. This Statement permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair-value-based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, SFAS 148 does not permit the use of the original SFAS 123 prospective method of transition for changes to the fair-value-based method made in fiscal years beginning after December 15, 2003.

In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In the absence of a single accounting method for stock-based employee compensation, SFAS 148 requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair-value-based method of accounting. SFAS 148 improves the prominence and clarity of the pro forma disclosures required by SFAS 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies". In addition, SFAS 148 improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. We have elected not to adopt the fair-value-based method of accounting, and therefore provides the pro forma disclosures required by SFAS 123 and SFAS 148. Our disclosures in the Notes to Consolidated Financial Statements contain all of the new disclosure requirements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We believe that we have no interests in variable interest entities that will require disclosure or consolidation under FIN 46.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 149 amended and clarified accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 149 amended SFAS 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have any significant impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement was developed in response to concerns expressed about issuers' classification in the statement of financial position of certain financial instruments that have characteristics of both liabilities and equity, but that have been presented either entirely as equity or between the liabilities section and the equity section of the balance sheet. SFAS 150 will have no effect on the balance sheet presentation of our debt and equity financial instruments.

FORWARD-LOOKING STATEMENTS

This Annual Report, including the information incorporated by reference herein, contains various forward-looking statements and information that are based on the Company's beliefs and assumptions, as well as information currently available to the Company. From time to time, the Company and its officers, directors or employees may make other oral or written statements (including statements in press releases or other announcements) that contain forward-looking statements and information. Without limiting the generality of the foregoing, the words "believe," "anticipate," "estimate," "expect," "intend," "plan," "seek" and similar expressions, when used in this Annual Report and in such other statements, are intended to identify forward-looking statements, although some statements may use other phrasing. All statements that express expectations and projections with respect to future matters, including, without limitation, statements relating to growth, new lines of business and general optimism about future operating results, are forward-looking statements. All forward-looking statements and information in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and are intended to be covered by the safe harbors created thereby. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from historical results or from any results expressed or implied by such forward-looking statements. Such factors include, without limitation: (i) changes in reimbursement rates, policies or payment practices by third-party payors, whether initiated by the payor or legislatively mandated, or uncollectible accounts in excess of current estimates; (ii) the loss of major payors or customers or failure to receive recurring orders from customers of the mail-order supply business; (iii) termination of the Company's exclusive supply agreement with Nipro Corporation or failure to continue the agreement on the terms currently in effect; (iv) impairment of the Company's rights in intellectual property; (v) increased or more effective competition; (vi) new technologies that render obsolete or non-competitive products and services offered by the Company; (vii) changes in or new interpretations of laws or regulations applicable to the Company, its customers or referral sources or failure to comply with existing laws and regulations; (viii) increased exposure to professional negligence liability; (ix) difficulties in successfully integrating recently acquired businesses into the Company's operations and uncertainties related to the future performance of such businesses; (x) losses due to foreign currency exchange rate fluctuations or deterioration of economic conditions in foreign markets; (xi) changes in company-wide or business unit strategies and changes in patient therapy mix; (xii) the effectiveness of the Company's advertising, marketing and promotional programs; (xiii) market acceptance of the Company's disease management products and the Company's ability to sign and implement new disease management contracts; (xiv) inability to successfully manage the Company's growth; (xv) acquisitions that strain the Company's financial and operational resources; (xvi) inability to forecast accurately or effect cost savings and clinical outcomes improvements or penalties for non-performance under the Company's disease management contracts or to reach agreement with the Company's disease management customers with respect to the same; (xvii) inability of the Company's disease management customers to provide timely and accurate data that is essential to the operation and measurement of the Company's performance under its disease management contracts; (xviii) increases in interest rates and (xix) financial penalties for failure to achieve expected cost savings or clinical outcomes in the Company's disease management business; (xx) changes in the number of covered lives enrolled in the health plans with which the Company has agreements for payment; (xxi) the availability of adequate financing and cash flows to fund the Company's capital and other anticipated expenditures, including the contingent consideration payable in connection with the acquisition of OO; (xxii) higher than anticipated costs of doing business that cannot be passed on to customers; (xxiii) pricing pressures; (xxiv) interruption in the supply or increase in the price of drugs used in the Company's Women's Health business; (xxv) information technology failures or obsolescence or the inability to effectively integrate new technologies; (xxvi) inventory obsolescence; (xxvii) the outcome of legal proceedings or investigations involving the Company, and the adequacy of insurance coverage in the event of an adverse judgment; (xxviii) competition for staff; and (xxix) the risk factors discussed from time to time in the Company's SEC reports, including but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2003. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or review any forward-looking statements contained in this Annual Report or in any statement referencing the risk factors and other cautionary statements set forth in this Annual Report, whether as a result of new information, future events or otherwise, except as may be required by the Company's disclosure obligations in filings it makes with the Securities and Exchange Commission (the "Commission") under federal securities laws.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on long-term debt and foreign currency exchange rate risk.

Our primary interest rate risk relates to our interest rate swap facilities, which are based on the six-month LIBOR rate. Two swaps with a combined notional amount of $75 million were terminated in January 2004. After the swaps were terminated, we entered into a new interest rate swap agreement with the bank with a notional amount of $75 million. Under this arrangement, which matures in 2008, the bank will pay us an 11% fixed rate of interest. We will pay the bank a variable rate of interest based on the six-month LIBOR rate plus 7.1000%. Based on the LIBOR rate as of December 31, 2003, the rate would have been 8.3192%. The annual benefit under the interest rate swap is estimated to be approximately $2.0 million, based on the LIBOR rate as of December 31, 2003. A hypothetical two percentage point increase in the LIBOR rate for a duration of one year would result in additional interest expense of approximately $1.5 million.

Our operations outside the United States, with sales denominated in currencies other than the U.S. dollar (primarily in Germany), generated approximately 16% of total revenues in the year ended December 31, 2003. In the normal course of business, these operations are exposed to fluctuations in currency values. In addition, we have certain receivables and payables denominated in currencies other than the U.S. dollar, primarily the euro. We do not consider the impact of currency fluctuations to represent a significant risk and have chosen not to hedge its foreign currency exposure. Based on results of 2003 and balances as of December 31, 2003, a hypothetical 10% change in the currency exchange rates would impact annual pre-tax earnings by approximately $900,000.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Years ended December 31,	2003	2002	2001
Reconcilation of operating earnings (loss) as reported to operating earnings before special charges and amortization of intangibles:			
Operating earnings (loss)	$24,918	$ (3,399)	$24,647
Special charges included in operating earnings:			
Charges from restructure and termination of retirement plan	-	14,247	-
Write-off of obsolete technology investments and other assets	-	585	-
Additional accounts receivable reserves	-	1,996	-
Retirement of note receivable from former executive	-	2,473	-
Amortization of intangibles	560	560	9,827
Operating earnings before special charges and amortizaton of intangibles	$25,478	$ 16,462	$34,474
Reconcilation of net earnings (loss) available to common shareholders as reported to net earnings available to common shareholders before special items:			
Net earnings (loss) available to common shareholders	$ 7,306	$(16,326)	$ 5,561
Special charges, net of tax	-	16,607	356
Loss from discontinued operations, net of tax	-	682	1,240
Net gain on repurchases of preferred stock	-	-	(739)
Net earnings available to common shareholders before special items	$ 7,306	$ 963	$ 6,418
Reconciliation of net earnings (loss) per diluted common share to net earnings per diluted common share before special items:			
Net earnings (loss) per diluted common share	$ 0.71	$ (1.75)	$ 0.62
Special charges, net of tax	-	1.78	0.04
Loss from discontinued operations, net of tax	-	0.07	0.14
Net gain on repurchases of preferred stock	-	-	(0.08)
Net earnings per diluted common share before special items	$ 0.71	$ 0.10	$ 0.72
Schedule of Special Charges:			
Charges from restructure and termination of retirement plan	$ -	$ 14,247	$ 737
Write-off of obsolete technology investments and other assets	-	3,068	(94)
Additional accounts receivable reserves	-	1,996	-
Write-off of unamortized loan costs	-	692	-
Retirement of note receivable from former executive	-	2,473	-
Other	-	-	(3)
Total special charges	-	22,476	640
Income tax benefit	-	(5,869)	(284)
Total special charges, net of tax	$ -	$ 16,607	$ 356

Consolidated Balance Sheets

Amounts in thousands, except per share amounts

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 9,008	$ 5,500
Short-term investments	–	140
Trade accounts receivable, less allowances of $7,357 and $7,661 at December 31, 2003 and 2002, respectively	62,822	49,693
Other receivables	3,759	2,547
Inventories	27,312	26,757
Prepaid expenses	6,871	7,582
Deferred income taxes	6,664	5,018
Total current assets	116,436	97,237
Property and equipment, net	30,790	26,716
Intangible assets, net	151,555	130,571
Deferred income taxes	26,524	30,848
Other assets	8,177	6,035
	$ 333,482	$ 291,407
Liabilities and Shareholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 832	$ 743
Accounts payable, principally trade	41,017	35,177
Accrued liabilities	41,206	18,761
Total current liabilities	83,055	54,681
Long-term debt, excluding current installments	121,070	118,215
Other long-term liabilities	5,810	4,731
Total liabilities	209,935	177,627
Common shareholders' equity:		
Common stock, $.01 par value. Authorized 25,000 shares; issued and outstanding 10,189 and 10,051 at December 31, 2003 and 2002, respectively	102	101
Additional paid-in capital	313,098	311,052
Accumulated deficit	(190,055)	(197,361)
Accumulated other comprehensive earnings (loss), net of income taxes	402	(12)
Total common shareholders' equity	123,547	113,780
Commitments and contingencies (Notes 3, 8, 9 and 10)		
	$ 333,482	$ 291,407

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Amounts in thousands, except per share amounts

Years ended December 31,	2003	2002	2001
Revenues			
Net revenues from services	$251,209	$209,350	$195,113
Net sales of products	75,638	68,281	68,870
Total revenues	326,847	277,631	263,983
Cost of revenues			
Cost of services	140,598	117,035	101,789
Cost of goods sold	50,325	47,263	43,896
Total cost of revenues	190,923	164,298	145,685
Selling and administrative expenses	101,837	91,970	76,249
Charges from termination of retirement plan	-	14,247	-
Provision for doubtful accounts	8,609	9,955	7,575
Amortization of intangible assets	560	560	9,827
Total operating expenses	301,929	281,030	239,336
Operating earnings (loss) from continuing operations	24,918	(3,399)	24,647
Interest income	484	416	384
Interest expense	(14,327)	(14,042)	(10,392)
Other income (expense), net	1,457	(3,119)	(639)
Earnings (loss) from continuing operations before income taxes	12,532	(20,144)	14,000
Income tax benefit (expense)	(5,226)	4,500	(6,075)
Earnings (loss) from continuing operations	7,306	(15,644)	7,925
Loss from discontinued operations, net of income taxes	-	(124)	(455)
Loss on disposal of discontinued operations, net of income taxes	-	(558)	(785)
Net earnings (loss)	7,306	(16,326)	6,685
Redeemable preferred stock dividends	-	-	(1,638)
Accretion of Series B redeemable preferred stock	-	-	(225)
Net gain on repurchases of preferred stock	-	-	739
Net earnings (loss) available to common shareholders	$ 7,306	$ (16,326)	$ 5,561
Net earnings (loss) per common share:			
Basic			
Continuing operations	$ 0.72	$ (1.68)	$ 0.78
Discontinued operations	-	(0.07)	(0.14)
	$ 0.72	$ (1.75)	$ 0.64
Diluted:			
Continuing operations	$ 0.71	$ (1.68)	$ 0.76
Discontinued operations	-	(0.07)	(0.14)
	$ 0.71	$ (1.75)	$ 0.62
Weighted average shares outstanding:			
Basic	10,132	9,309	8,748
Diluted	10,361	9,309	8,992

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Amounts in thousands

Years ended December 31,	2003	2002	2001
Cash Flows from Operating Activities:			
Net earnings (loss)	**$ 7,306**	$(16,326)	$ 6,685
Loss from discontinued operations, net of income taxes	**-**	682	1,240
Earnings (loss) from continuing operations	**7,306**	(15,644)	7,925
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	**8,260**	7,513	15,198
Amortization of debt discount and expenses	**1,092**	1,903	853
Provision for doubtful accounts	**8,609**	9,955	7,575
Deferred tax expense (benefit)	**2,763**	(5,806)	4,508
Non-cash charges from termination of retirement plan	**-**	9,409	-
Proceeds from termination of interest rate swap agreements	**-**	3,053	-
Non-cash loss on settlement of note receivable	**-**	2,508	-
Non-cash write-off of computer software	**-**	2,494	-
Gain on sale of investment	**(56)**	-	-
Changes in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	**(21,427)**	(6,342)	(19,509)
Inventories	**(681)**	(5,307)	(4,271)
Prepaid expenses	**711**	(2,244)	(3,388)
Other current assets	**(929)**	1,201	(1,552)
Intangible and other noncurrent assets	**(1,363)**	(2,140)	(1,311)
Accounts payable	**5,840**	12,249	1,369
Accrued and other liabilities	**1,890**	7,078	550
Net cash provided by continuing operations	**12,015**	19,880	7,947
Net cash provided by discontinued operations	**128**	642	3,056
Net cash provided by operating activities	**12,143**	20,522	11,003
Cash Flows from Investing Activities:			
Purchases of property and equipment	**(11,512)**	(16,100)	(8,386)
Purchases of property and equipment related to discontinued operations	**-**	-	(17)
Acquisition of businesses, net of cash acquired	**(603)**	(3,526)	-
Proceeds from sales of short-term investments	**154**	-	-
Purchases of investments, net	**(927)**	-	-
Proceeds from disposition of business	**-**	-	18,076
Net cash provided by (used in) investing activities	**(12,888)**	(19,626)	9,673
Cash Flows from Financing Activities:			
Net borrowings (repayments) under credit agreement	**2,418**	-	(72,669)
Proceeds from issuance of debt	**1,919**	1,462	1,013
Principal repayments of long-term debt	**(1,973)**	(2,017)	(19,069)
Proceeds from issuance of common stock	**816**	1,858	3,892
Proceeds from issuance of senior notes	**-**	-	111,940
Repurchase of redeemable preferred stock	**-**	-	(40,931)
Repurchases of common stock and warrants	**-**	-	(4,346)
Preferred stock dividend payments	**-**	-	(2,438)
Net cash provided by (used in) financing activities	**3,180**	1,303	(22,608)
Effect of exchange rate changes on cash and cash equivalents	**1,073**	1,318	-
Net increase (decrease) in cash and cash equivalents	**3,508**	3,517	(1,932)
Cash and cash equivalents at beginning of year	**5,500**	1,983	3,915
Cash and cash equivalents at end of year	**$ 9,008**	$ 5,500	$ 1,983
Supplemental disclosures of cash paid for:			
Interest	**$ 13,970**	$ 12,445	$ 9,428
Income taxes	**$ 1,155**	$ 247	$ 1,164
Supplemental disclosure of noncash investing and financing activities:			
Equipment acquired under capital lease obligations	**$ 72**	$ 255	$ 63

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings (Loss)

Amounts in thousands

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2001	8,777	$ 88	$288,900	$(186,082)
Issuance of common stock:				
Exercise of employee stock options	171	2	3,510	-
Employee stock purchase plan	40	-	380	-
Conversion of subordinated debentures	21	-	411	-
Tax benefit from exercise of employee stock options	-	-	700	-
Repurchase of common stock	(82)	(1)	(975)	-
Repurchase of warrants	-	-	(3,370)	-
Accretion of Series B redeemable preferred stock	-	-	(225)	-
Dividends on redeemable preferred stock	-	-	-	(1,638)
Net gain on repurchase of preferred stock	-	-	739	-
Net earnings	-	-	-	6,685
Change in foreign currency translation adjustment, net of income taxes	-	-	-	-
Change in unrealized appreciation on available-for-sale securities, net of tax	-	-	-	-
Balance, December 31, 2001	8,927	89	290,070	(181,035)
Issuance of common stock:				
Exercise of employee stock options	81	1	1,715	-
Employee stock purchase plan	10	-	215	-
Acquisition of businesses	1,158	12	19,828	-
Tax benefit from exercise of employee stock options	-	-	250	-
Retirement of note receivable from shareholder	(125)	(1)	(1,026)	-
Net loss	-	-	-	(16,326)
Change in foreign currency translation adjustment, net of income taxes	-	-	-	-
Change in unrealized appreciation on available-for-sale securities, net of tax	-	-	-	-
Balance, December 31, 2002	10,051	101	311,052	(197,361)
Issuance of common stock:				
Exercise of employee stock options	**29**	-	**442**	-
Employee stock purchase plan	**41**	-	**374**	-
Acquisition of businesses	**68**	**1**	**1,220**	-
Tax benefit from exercise of employee stock options	-	-	**10**	-
Net earnings	-	-	-	**7,306**
Change in foreign currency translation adjustment, net of income taxes	-	-	-	-
Change in unrealized appreciation on available-for-sale securities, net of tax	-	-	-	-
Balance, December 31, 2003	**10,189**	**$102**	**$313,098**	**$(190,055)**

See accompanying notes to consolidated financial statements.

Accumulated Other Comprehensive Earnings (Loss) Translation Adjustment	Unrealized Appreciation	Notes Receivable and Accrued Interest from Shareholder	Total Common Shareholders' Equity	Comprehensive Earnings (Loss)
$(562)	$ 41	$(3,535)	$ 98,850	
-	-	-	3,512	
-	-	-	380	
-	-	-	411	
-	-	-	700	
-	-	-	(976)	
-	-	-	(3,370)	
-	-	-	(225)	
-	-	-	(1,638)	
-	-	-	739	
-	-	-	6,685	$ 6,685
(164)	-	-	(164)	(164)
-	(7)	-	(7)	(7)
(726)	34	(3,535)	104,897	$ 6,514
-	-	-	1,716	
-	-	-	215	
-	-	-	19,840	
-	-	-	250	
-	-	3,535	2,508	
-	-	-	(16,326)	$(16,326)
688	-	-	688	688
-	(8)		(8)	(8)
(38)	26	-	113,780	$(15,646)
-	-	-	442	
-	-	-	374	
-	-	-	1,221	
-	-	-	10	
-	-	-	7,306	$ 7,306
440	-	-	440	440
-	(26)	-	(26)	(26)
$ 402	$ -	$ -	$123,547	$ 7,720

Notes to Consolidated Financial Statements

Amounts in thousands, except share and per share amounts

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Matria Healthcare, Inc. ("the Company") is a comprehensive, integrated disease management company, offering its services to employers, health plans, Medicare and Medicaid programs, pharmaceutical companies and patients. Disease management encompasses a broad range of services aimed at controlling healthcare costs through proactive management of care. The Company's strategy is to provide cost-saving solutions for many of the most costly medical conditions and chronic diseases, including, diabetes, cardiovascular diseases, respiratory disorders, obstetrical conditions, cancer, depression, chronic pain and hepatitis C. The Company's disease management programs seek to lower healthcare costs and improve patient outcomes through a broad range of disease management, mail-order supply and clinical services. The Company is also a leading designer, developer, assembler and distributor of products for the diabetes market. See Note 2 for a summary of acquisitions and Note 12 for the detail of revenues, operating earnings, identifiable assets, depreciation and amortization and capital expenditures of the Company's reportable business segments.

b. Basis of Financial Statement Presentation The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets, and revenues, other income and expenses for the periods. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries and partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and Cash Equivalents Cash and cash equivalents consist of cash and interest-bearing deposits. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents, other than those amounts designated for other than current operations. Cash and cash equivalents include $2,338 and $1,399 as of December 31, 2003 and 2002, respectively, for MHI Insurance, Ltd., the Company's wholly-owned captive insurance company. Such amounts are available to settle claims for certain insured risks.

d. Revenue Recognition and Allowances for Uncollectible Accounts Revenues for the Women's Health segment are generated by providing services through patient service centers. Revenues from this segment are recognized as the related services are rendered and are net of contractual allowances and related discounts. The Health Enhancement segment provides services through its patient service centers, provides supplies to patients primarily on a mail order basis, and designs, develops, assembles, packages and distributes diabetes products to original equipment manufacturers and distributors. Revenues for services are recognized when services are provided and revenues from product sales are recognized when products are shipped. Revenues from this segment are recorded net of contractual and other discounts.

The Company's clinical services and supply businesses are reimbursed on a fee-for-service or per item basis. Other aspects of disease management, however, are paid for primarily on the basis of (i) monthly fees for each employee or member enrolled in a health plan, (ii) each member identified with a particular chronic disease or condition under contract, (iii) each member enrolled in the Company's program or (iv) a fixed rate per case. Billings for certain services occur in advance of services being performed. Such amounts are recorded as unearned revenue in the consolidated balance sheets, and revenue is recognized as services are performed. Some of the contracts for these services provide that a portion of the Company's fees is at risk subject to the Company's performance against financial cost savings and clinical criteria. As a result, a portion of the Company's revenues is subject to confirmation of the Company's performance against these financial cost savings and clinical criteria. Estimates for performance under the terms of these contracts and other factors affecting revenue recognition are accrued in the period the services are provided and adjusted in future periods when final settlement is determined. These estimates are continually reviewed and adjusted as information related to performance levels and associated fees become available.

A significant portion of the Company's revenues is billed to third-party reimbursement sources. Accordingly, the ultimate collectibility of a substantial portion of the Company's trade accounts receivable is susceptible to changes in third-party reimbursement policies. In addition, the collectibility of all of the Company's accounts receivable varies based on payor mix, general economic conditions and other factors. A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon the Company's evaluation of current industry conditions, historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity and other relevant factors which, in the opinion of management, deserve recognition in estimating the allowance for uncollectible accounts.

e. Other Receivables Other receivables include amounts due from customers and others not directly related to the delivery of goods and services, as well as amounts due from vendors under rebate programs. Estimates of amounts due from vendors under various rebate programs are made each reporting period. Amounts vary based on the programs offered at the time, the volume of Company purchases and sales, as well as other factors.

f. Concentration of Credit Risk Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of accounts receivable from third-party payors. The collectibility of accounts receivable from third-party payors is directly affected by conditions and changes in the insurance industry and governmental programs, which are taken into account by the Company in computing and evaluating its allowance for uncollectible accounts.

g. Inventories Inventories, which consist primarily of disposable medical products, drugs and patient supplies, are stated at the lower of cost (first-in, first-out) or market (net realizable value).

h. Advertising Costs In accordance with American Institute of Certified Public Accountants Statement of Position 93-7 ("SOP 93-7"), direct-response advertising and related costs for the Company's Health Enhancement segment are capitalized and amortized to selling and administrative expense in proportion to expected future revenues. Management assesses the realizability of the amounts of direct-response advertising costs reported as assets at each balance sheet date by comparing the carrying amounts of such assets to the estimated remaining future net benefits estimated to result directly from such advertising.

Capitalized direct-response advertising costs, net of accumulated amortization, of $2,924 and $4,469 were included in prepaid expenses in the accompanying consolidated balance sheets at December 31, 2003 and 2002, respectively. The Company expenses in the period incurred all other advertising and promotion costs that do not meet the requirements for capitalization under SOP 93-7. Total advertising expense was $1,737, $2,906 and $1,109 for the years ended December 31, 2003, 2002 and 2001, respectively.

i. Property and Equipment Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Amortization of leasehold improvements and leased equipment is recorded over the shorter of the lives of the related assets or the lease terms. Depreciation and amortization expense for property and equipment was $7,700, $6,953 and $5,371 for the years ended December 31, 2003, 2002 and 2001, respectively.

Amounts in thousands, except share and per share amounts

Property and equipment are summarized as follows:

December 31,	2003	2002
Computer hardware and software	**$34,587**	$28,621
Medical equipment	**11,155**	11,318
Machinery, office equipment and fixtures	**9,686**	8,842
Leasehold improvements	**3,117**	3,039
	58,545	51,820
Less accumulated depreciation and amortization	**27,755**	25,104
	$30,790	$26,716

j. Intangible Assets A summary of intangible assets follows:

December 31,	2003	2002
Goodwill	**$179,240**	$157,174
Other intangible assets	**3,863**	3,800
	183,103	160,974
Less accumulated amortization	**31,548**	30,403
	$151,555	$130,571

Intangible assets consist of goodwill and other intangible assets, primarily resulting from the Company's acquisitions (see Note 2). The net unamortized balance of goodwill as of December 31, 2003 was $150,492. In 2001, goodwill was amortized using the straight-line method over periods ranging from eight to 15 years resulting in $9,267 of amortization expense.

Other intangible assets consist of customer lists and executive noncompete agreements. The net unamortized balance of these identifiable intangible assets as of December 31, 2003 was $1,063. These costs are amortized on a straight-line basis over periods ranging from five to ten years. Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $560 in each year. Estimated amortization expense for the five succeeding years is $200 each year.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141") and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001 and specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144").

The Company adopted the provisions of SFAS 141 in 2001 and SFAS 142 effective January 1, 2002. SFAS 141 required, upon adoption of SFAS 142, that the Company evaluate its existing goodwill and intangible assets that were acquired in prior purchase business combinations and make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, the Company also was required to reassess the useful lives and residual values of all intangible assets acquired, and to make any necessary amortization period adjustments.

The Company evaluated the fair values of the reporting units identified under the provisions of SFAS 141 and SFAS 142 as of December 31, 2003 and 2002 and concluded that no impairment of recorded goodwill exists. As a result, no impairment of goodwill was recorded in 2003 or 2002.

The changes in the carrying values of goodwill for the year ended December 31, 2003 were as follows:

	Health Enhancement	Women's Health	Total
Carrying value at January 1, 2003	**$126,329**	**$2,682**	**$129,011**
Additional goodwill from acquisitions (Note 2)	**22,066**	**-**	**22,066**
Tax benefit of additional deductible goodwill	**(585)**	**-**	**(585)**
Carrying value at December 31, 2003	**$147,810**	**$2,682**	**$150,492**

In connection with the adoption of SFAS 142, the Company also reassessed the useful lives, residual values and classification of its identifiable intangible assets and determined that they continue to be appropriate. The components of identifiable intangible assets were as follows:

December 31,	2003	2002
Gross carrying amounts:		
Patient lists	**$ 3,300**	$ 3,300
Non-compete agreement	**500**	500
Other	**63**	-
	3,863	3,800
Accumulated amortization	**(2,800)**	(2,240)
	$ 1,063	$ 1,560

The reconciliation of reported net earnings (loss) adjusted for the adoption of SFAS 142 is as follows:

Years ended December 31,	2003	2002	2001
Net earnings (loss) available to common shareholders			
As reported	**$7,306**	$(16,326)	$ 5,561
Add back: Goodwill amortization, net of tax	**-**	-	5,246
Adjusted net earnings (loss) available to common shareholders	**$7,306**	$(16,326)	$10,807
Net earnings (loss) per common share			
Basic:			
As reported	**$ 0.72**	$ (1.75)	$ 0.64
Add back: Goodwill amortization, net of tax	**-**	-	0.60
Adjusted net earnings (loss) per common share	**$ 0.72**	$ (1.75)	$ 1.24
Diluted:			
As reported	**$ 0.71**	$ (1.75)	$ 0.62
Add back: Goodwill amortization, net of tax	**-**	-	0.58
Adjusted net earnings (loss) per common share	**$ 0.71**	$ (1.75)	$ 1.20

k. Long-Lived Assets and Long-Lived Assets to Be Disposed Of In August 2001, the FASB issued SFAS 144, which supersedes both SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* ("SFAS 121") and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("Opinion 30") for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retain the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for

Amounts in thousands, except share and per share amounts

impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The Company adopted SFAS 144 on January 1, 2002. SFAS 144 had no impact on the Company's financial statements.

l. Income Taxes The Company accounts for income taxes using an asset and liability approach. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and net operating loss and tax credit carryforwards. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

m. Fair Value of Financial Instruments The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

December 31,	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (see Notes 3 and 4)	**$115,036**	**$131,150**	$115,288	$109,190
Interest rate swap arrangement (see Note 4)	**$ 1,198**	**$ 1,198**	$ -	$ -

The carrying amount of the senior notes is net of the unamortized discount. The carrying amount of the senior notes at December 31, 2003 included a $1,198 reduction to reflect the fair value of the interest rate swap arrangement that was effective in hedging the fair value of the senior notes. The estimated fair value of the senior notes is based upon the quoted market price of the senior notes. The estimated fair value of the interest rate swap arrangements represented the amount that the Company would pay to terminate the agreement, taking into account current interest rates at December 31, 2003. The Company's other financial instruments approximate fair value due to the short-term nature of those assets and liabilities.

n. Accrued Liabilities Accrued liabilities are summarized as follows:

December 31,	2003	2002
Acquisition obligation (see Note 2)	**$20,471**	$ -
Accrued compensation and related liabilites	**7,985**	6,131
Accrued income taxes	**3,722**	2,464
Accrued interest	**2,101**	2,309
Other	**6,927**	7,857
	$41,206	$18,761

o. Stock Option Plans As described in Note 7, the Company offers various stock option plans for its employees, officers, independent contractors and consultants. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on earnings (loss) from continuing operations and earnings (loss) per share from continuing operations if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), to stock-based employee compensation.

Years ended December 31,	2003	2002	2001
Earnings (loss) from continuing operations available to common shareholders	$ 7,306	$(15,644)	$ 6,801
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,579)	(1,290)	(1,014)
Pro forma earnings (loss) from continuing operations available to common shareholders	$ 5,727	$(16,934)	$ 5,787
Earnings (loss) per common share from continuing operations:			
Basic – as reported	$ 0.72	$ (1.68)	$ 0.78
Basic – pro forma	$ 0.57	$ (1.82)	$ 0.66
Diluted – as reported	$ 0.71	$ (1.68)	$ 0.76
Diluted – pro forma	$ 0.55	$ (1.82)	$ 0.65

p. Net Earnings (Loss) Per Share of Common Stock Basic net earnings (loss) per common share are based on the weighted average number of common shares outstanding. Diluted net earnings (loss) per common share are based on the weighted average number of common shares outstanding and dilutive potential common shares, such as dilutive stock options and warrants, determined using the treasury stock method, and dilutive convertible preferred shares, determined using the if-converted method. All outstanding warrants and convertible preferred stock were repurchased in July 2001 (see Note 6).

The computations for basic and diluted net earnings (loss) per common share are as follows:

Years ended December 31,	2003	2002	2001
Basic			
Earnings (loss) from continuing operations	$ 7,306	$(15,644)	$ 7,925
Discontinued operations:			
Loss from discontinued operations, net of income taxes	-	(124)	(455)
Loss on disposal of discontinued operations, net of income taxes	-	(558)	(785)
Net earnings (loss)	7,306	(16,326)	6,685
Redeemable preferred stock dividends	-	-	(1,638)
Accretion on Series B redeemable preferred stock	-	-	(225)
Net gain on repurchases of preferred stock	-	-	739
Net earnings (loss) available to common shareholders	$ 7,306	$(16,326)	$ 5,561
Weighted average number of common shares outstanding	10,132	9,309	8,748
Net earnings (loss) per common share:			
Continuing operations	$ 0.72	$ (1.68)	$ 0.78
Discontinued operations	-	(0.07)	(0.14)
	$ 0.72	$ (1.75)	$ 0.64

Amounts in thousands, except share and per share amounts

Years ended December 31,	2003	2002	2001
Diluted			
Net earnings (loss) available to common shareholders	$ 7,306	$(16,326)	$5,561
Dividends on convertible preferred shares	-	-	25
Net earnings (loss) for diluted calculation	$ 7,306	$(16,326)	$5,586
Shares:			
Weighted average number of common shares outstanding	10,132	9,309	8,748
Shares issuable from assumed exercise of options and warrants	229	-	209
Convertible preferred stock	-	-	35
	10,361	9,309	8,992
Net earnings (loss) per common share:			
Continuing operations	$ 0.71	$ (1.68)	$ 0.76
Discontinued operations	-	(0.07)	(0.14)
	$ 0.71	$ (1.75)	$ 0.62

The calculation of diluted earnings (loss) per share excludes 565,000, 1,375,000 and 89,000 shares in the years ended December 31, 2003, 2002 and 2001, respectively, since the effect of assumed exercise of the related options would be antidilutive.

q. Comprehensive Earnings (Loss) Comprehensive earnings (loss) generally include all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive earnings (loss) consist of net earnings (loss), foreign currency translation adjustments (net of income taxes) and changes in unrealized appreciation on available-for-sale securities (net of income taxes).

r. Reclassifications Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to presentations adopted in 2003.

2 ACQUISITIONS

On September 30, 2002, the Company acquired all of the issued and outstanding stock of Quality Oncology, Inc. ("QO"), a national provider of cancer disease management services, for consideration valued for financial statement purposes at $19,751. Under the terms of the agreement, the Company initially paid $3,255 in cash and issued approximately 890,000 shares of common stock. An additional 42,000 shares were issued in February 2003 pursuant to a purchase price adjustment. Additional financial consideration will be paid in 2004 based upon QO's 2003 operating results. Management currently estimates that the additional consideration will be $20,471. However the final amount may be adjusted based on the results of a final audit and resolution. The additional consideration will be payable, at the Company's option, in cash, shares of common stock or a combination thereof, provided that the lesser of 20% of the payment or $10,000 must be paid in cash. The Company's December 31, 2003 balance sheet reflects the assets acquired and liabilities assumed in this transaction, including goodwill of $40,616. Of this amount, $39,870 is deductible for income tax purposes as it is amortized. Results of operations of QO have been included in the consolidated statement of operations of the Company effective October 1, 2002.

Effective June 14, 2002, the Company acquired MarketRing.com, Inc. ("MarketRing"), a healthcare information technology company. For financial statement purposes, the acquisition was recorded at fair value of $4,087 and was paid by the issuance of approximately 268,000 shares of common stock. In 2002, the Company recorded goodwill of $2,787 related to this acquisition. In 2003, the Company issued approximately 26,000 additional shares related to the acquisition. Certain shares had been held in escrow through June 2003 as security for certain indemnification obligations of MarketRing under the related merger agreement, and additional shares were issued upon the exercise of MarketRing stock options assumed. An additional $419 of goodwill was recorded in 2003 related to the acquisition. The Company's financial statements include the operations of MarketRing commencing on June 14, 2002.

In 2003, the Company purchased the assets of a healthcare management firm specializing in case and utilization management for the total consideration, net of cash acquired, of $603. Total cash paid related to acquisitions in 2002, net of cash acquired, was $3,526.

3 LONG-TERM DEBT

Long-term debt is summarized as follows:

December 31,	2003	2002
Unsecured 11% senior notes, net of unamortized discount of $5,766 and $6,712 at December 31, 2003 and 2002, respectively, plus unamortized deferred gains resulting from termination of interest rate swaps of $2,243 and $2,747 at December 31, 2003 and 2002, respectively; interest payable semi-annually and maturing May 2008	**$118,477**	$118,035
Revolving credit facility; interest at LIBOR plus 2.9% payable monthly; currently effective until October 2005	**2,418**	-
Capital lease obligations; interest ranging from approximately 1% to 18% with various monthly payments and maturing at various dates through March 2007 (Note 9)	**334**	391
Other debt; interest at rates ranging from approximately 3% to 4%; payable in monthly installments through May 2004	**673**	532
Total long-term debt	**121,902**	118,958
Less current installments	**(832)**	(743)
Long-term debt, excluding current installments	**$121,070**	$118,215

On July 9, 2001, the Company issued $125,000 of 11% senior notes at a discount of 6.5% from the principal amount. Interest is payable semi-annually in arrears on May 1 and November 1. Among the covenants under the bond indenture is a requirement to repurchase notes from the Company's annual excess cash flow, as defined, or from the proceeds received from asset sales. See Note 14 for supplemental guarantor and non-guarantor financial information provided in connection with these senior notes.

In September 2002, the Company terminated its existing revolving bank credit facility. In October 2002, the Company entered into a new revolving credit facility with a borrowing capacity of $35,000. The facility provides for a borrowing base of 80% of eligible accounts receivable. The facility is collateralized by cash, accounts receivable, inventories, intellectual property and certain other assets of the Company. Borrowings under this facility bear interest at the LIBOR rate plus 2.9% and the facility requires a non-utilization fee of 0.5% of the unused borrowing capacity. Interest and the commitment fee are payable monthly. The facility is effective until October 2005. Thereafter, the term will be automatically extended for annual successive periods unless either party provides notice to the contrary not less than 60 days prior to the end of the period. The balance outstanding under this agreement as of December 31, 2003 was $2,418. There was no balance outstanding under the agreement as of December 31, 2002.

The senior notes indenture and the new credit facility set forth a number of covenants binding on the Company. Negative covenants in such instruments limit the ability of the Company to, among other things, incur indebtedness and liens, pay dividends, repurchase shares, enter into merger agreements, make investments, engage in new business activities unrelated to the Company's current business or sell assets. In addition, under the new credit facility, the Company is required to maintain certain financial ratios. As of December 31, 2003, the Company is in compliance with the financial covenants in its credit instruments.

Amounts in thousands, except share and per share amounts

Approximate aggregate minimum annual payments due on long-term debt, excluding the unamortized discount and deferred gains on interest rate swaps, for the five years subsequent to December 31, 2003 are as follows:

2004	$ 832
2005	2,523
2006	63
2007	7
2008	122,000
	$125,425

4 DERIVATIVE FINANCIAL INSTRUMENTS

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for certain hedge transactions.

Effective March 5, 2003, the Company entered into an interest rate swap agreement with a bank involving $50,000 of the Company's 11% senior notes, which mature in 2008. Under this arrangement, the bank would pay the Company an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. The Company would pay the bank semi-annually in arrears on May 1 and November 1 a variable rate of interest based on the six-month LIBOR rate plus 7.535% (determined at the end of the period). The variable rate at December 31, 2003 of 8.7542% reflects a rate reduction of 2.2458%. Effective August 18, 2003, the Company entered into a second interest rate swap agreement with the same bank for an additional $25,000 of the Company's senior notes with terms as described above, except that the variable rate of interest for this second agreement is based on the six-month LIBOR rate plus 6.7450% (also determined at the end of the period). The variable rate at December 31, 2003 of 7.9642% reflects a rate reduction of 3.0358%. Both transactions were considered to be hedges against changes in the fair value of the Company's fixed-rate debt obligation and are used to lower the Company's overall borrowing rates. In January 2004, both interest rate swaps were terminated, resulting in a net balance of approximately $300, which will be amortized into income as an increase to interest expense over the remaining term of the senior notes (through May 2008).

After the swaps were terminated in January 2004, the Company entered into a new interest rate swap agreement with the bank with a notional amount of $75,000. Under this arrangement, the bank will pay the Company an 11% fixed rate of interest semi-annually in arrears on May 1 and November 1. The Company will pay the bank semi-annually in arrears on May 1 and November 1 a variable rate of interest based on the six-month LIBOR rate plus 7.1000% (determined at the end of the period). Under the swap agreements, the Company is required to maintain cash collateral with the bank. The collateral requirement is determined based on an initial base amount of $1,500 and varies based on fluctuations in market exposure. As of December 31, 2003, the collateral totaled $1,742 of which $927 is included in "other assets" on the consolidated balance sheet, and $815 is included in cash and cash equivalents.

In 2002, the Company terminated previous interest rate swap agreements and received proceeds from the counter party banks of $3,053, which is being amortized into income as a reduction of interest expense over the remaining term of the senior notes (through May 2008).

5 INCOME TAXES

The provision (benefit) for income taxes consisted of:

Years ended December 31,	2003	2002	2001
Current tax provision:			
U.S. federal	$ -	$ -	$ -
State and local	33	21	535
Non-U.S.	2,430	1,285	1,032
Total current tax provision	2,463	1,306	1,567
Deferred tax provision (benefit):			
U.S. federal	2,248	(4,874)	4,241
State and local	515	(932)	267
Non-U.S.	-	-	-
Total deferred tax provision (benefit)	2,763	(5,806)	4,508
Total income tax expense (benefit)	$5,226	$(4,500)	$6,075

Below is a reconciliation of the expected income tax expense (benefit) – (based on the U.S. federal statutory income tax rate of 35% in 2003 and 34% in 2002 and 2001) to the actual income taxes:

Years ended December 31,	2003	2002	2001
Computed expected income tax expense (benefit)	$4,386	$(6,849)	$4,760
Effect of:			
State and local income taxes, net of federal effect	356	(601)	529
Non-U.S. municipal taxes and tax rate differences	431	150	140
Nondeductible expenses	313	3,077	669
Nontaxable income of captive insurance subsidiary	(272)	(266)	-
Other, net	12	(11)	(23)
Income tax expense (benefit)	$5,226	$(4,500)	$6,075

At December 31, 2003 and 2002, the deferred income tax assets consist of future tax benefits attributable to:

December 31,	2003	2002
Deferred income tax assets:		
Current:		
Allowance for doubtful accounts	$ 2,820	$ 2,943
Accruals and reserves not deducted for tax purposes	3,646	1,879
Deferred gain from terminations of interest rate swaps	198	196
	6,664	5,018
Non-current:		
Accruals and reserves not deducted for tax purposes	118	4,739
Depreciation and amortization	(6,146)	(1,376)
Supplemental executive retirement plan	1,771	1,454
Deferred gain from terminations of interest rate swaps	674	873
Net operating loss carryforwards	27,731	22,401
Credit carryforwards	2,043	2,460
Other	333	297
	26,524	30,848
Total deferred income tax assets	$33,188	$35,866

Amounts in thousands, except share and per share amounts

Based on projections of taxable income in 2004 and future years, management believes that it is more likely than not that the Company will fully realize the value of the recorded deferred income tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2003, the Company had the following estimated operating loss carryforwards available for federal income tax reporting purposes to be applied against future taxable income with the corresponding tax year of expiration:

2010	$ 8,370
2011	36,617
2012	1,824
2018	414
2019	355
2020	436
2021	462
2022	1,029
2023	13,871
	$72,648

The Company also has available alternative minimum tax ("AMT") credit carryforwards of approximately $2,043 available to offset regular income tax, if any, in future years. The AMT credit carryforwards do not expire. The AMT net operating loss carryforward is approximately $51,229.

The Company undergoes audits of its various tax returns from time to time and has several audits currently in process. The Company records refunds from audits when receipt is assured and assessments when the loss is probable.

6 REDEEMABLE PREFERRED STOCK

In 1999, the Company issued 10,000 shares of 4% Series A convertible redeemable preferred stock and issued 35,000 shares of 8% Series B redeemable preferred stock with attached warrants to purchase 1,000,000 shares of the Company's common stock.

In July 2001, from the proceeds of the senior notes (see Note 3), the Company completed the repurchase of all outstanding shares of its redeemable preferred stock and retired all common stock warrants. The resulting net gain of $739 was included in net earnings available to common shareholders in 2001.

7 COMMON SHAREHOLDERS' EQUITY

Stock Option Plans During 2002, the Board of Directors of the Company adopted the 2002 Stock Incentive Plan for employees, officers, independent contractors and consultants of the Company. The 2002 Stock Incentive Plan has three components: a stock option component, a stock bonus/stock purchase component and a stock appreciation rights component. Options, stock bonuses and rights to purchase the Company's common stock may be granted to exercise or purchase an aggregate of not more than 250,000 shares of the Company's common stock (subject to adjustment to reflect certain acquisitions). The 2002 Stock Incentive Plan contains a $100 limitation on the aggregate fair market value of incentive stock options which first become exercisable by an optionee in any calendar year. Also, the maximum number of shares of stock with respect to which stock appreciation rights or options to acquire stock may be granted, or sales or bonus grants of stock may be made, to any individual per calendar year shall not exceed 100,000 shares (subject to adjustment to reflect certain corporate acquisitions). The term of each option is 10 years from the date of grant. The options are exercisable based on established performance goals and are fully vested at four years.

During 2001, the Board of Directors of the Company adopted the 2001 Stock Incentive Plan for employees, officers, independent contractors and consultants of the Company. The 2001 Stock Incentive Plan also has three components: a stock option component, a stock bonus/stock purchase component and a stock appreciation rights component. Under the terms of this plan, a total of 250,000 shares of common stock were reserved for issuance. The 2001 Stock Incentive Plan contains a $100 limitation on the aggregate fair market value of incentive stock options that become exercisable by an individual in any calendar year. Additionally, the maximum number of shares of stock with respect to which stock appreciation rights or options to acquire stock may be granted, or sales or bonus grants of stock may be made, to any individual per calendar year shall not exceed 100,000 shares. The term of each option is 10 years from the date of grant. The options are exercisable based on established performance goals and are fully vested at four years.

During 2000, the Board of Directors of the Company adopted the 2000 Non-employee Director Stock Option Plan, which provides for the issuance of non-qualified stock options to the Company's non-employee directors. Under the terms of this plan, as amended in 2002, a total of 112,500 shares of common stock were reserved for issuance. The options are granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant and vest monthly over 12 months from the date of grant. The term of each option is ten years from the date of grant.

The weighted average fair value of the individual options granted during 2003, 2002 and 2001 is estimated at $8.17, $9.15 and $9.12, respectively, on the date of grant. The fair values for those years were determined using the Black-Scholes option-pricing model with the following assumptions.

	2003	2002	2001
Dividend yield	**None**	None	None
Volatility	**72%**	74%	60%
Risk-free interest rate	**2.97%**	3.82%	4.55%
Expected life	**5 Years**	5 Years	5 Years

A summary of stock option transactions under these plans is shown below:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,374,892**	**$18.02**	1,438,471	$20.04	1,048,344	$22.41
Granted	**563,886**	**13.28**	477,434	14.51	651,831	16.54
Exercised	**(29,404)**	**15.04**	(81,217)	21.13	(171,476)	20.70
Canceled	**(186,639)**	**20.64**	(459,796)	19.96	(90,228)	20.95
Outstanding at end of year	**1,722,735**	**$16.21**	1,374,892	$18.02	1,438,471	$20.04
Exercisable at end of year	**569,916**	**$19.95**	538,870	$22.40	643,601	$22.95

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

	Options outstanding			Options exercisable	
Range of Exercise Price	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 6.85 – $10.00	496,384	9.0	$ 8.67	78,104	$ 9.08
$10.00 – $20.00	711,062	7.4	16.23	169,326	15.71
$20.00 – $30.00	473,762	6.1	22.39	285,238	23.55
$30.00 – $40.00	41,527	3.6	34.69	37,248	34.40
	1,722,735			569,916	

Amounts in thousands, except share and per share amounts

Employee Stock Purchase Plan The Company maintains an Employee Stock Purchase Plan (the "Purchase Plan") to encourage ownership of its common stock by employees. The Purchase Plan provides for the purchase of up to 250,000 shares of the Company's common stock by eligible employees of the Company and its subsidiaries. Under the Purchase Plan, the Company may conduct an offering each fiscal quarter of its common stock to eligible employees. The participants in the Purchase Plan can elect to purchase common stock at the lower of 85% of the fair market value per share on either the first or last business day of the quarter, limited to a maximum of either 10% of the employee's compensation or 250 shares of common stock per quarter. A participant immediately ceases to be a participant in the Purchase Plan upon termination of his or her employment for any reason. During 2003, 2002 and 2001, respectively, 40,828, 10,270 and 39,539 shares of common stock were issued under the Purchase Plan. Compensation costs related to this plan as determined under SFAS 123 were insignificant to the Company's consolidated statements of operations for each of the years in the three-year period ended December 31, 2003.

Shareholders' Rights Plan In connection with the 1996 merger of Tokos Medical Corporation (Delaware) and Healthdyne, Inc., the Company established a Shareholders' Rights Agreement. If a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or announces a tender offer or exchange that would result in the acquisition of a beneficial ownership of 20% or more of the Company's outstanding common stock, the rights detach from the common stock and are distributed to shareholders as separate securities. Each right entitles its holder to purchase one one-hundredth of a share (a unit) of common stock, at a purchase price of $244 per unit. The rights, which do not have voting power, expire on March 9, 2006 unless previously distributed and may be redeemed by the Company in whole at a price of $0.01 per right any time before and within ten days after their distribution. If the Company is acquired in a merger or other business combination transaction, or 50% of its assets or earnings power are sold at any time after the rights become exercisable, the rights entitle a holder to buy a number of common shares of the acquiring company having a market value of twice the exercise price of the right. If a person acquires 20% of the Company's common stock or if a 15% or larger holder merges with the Company and the common stock is not changed or exchanged in such merger, or engages in self-dealing transactions with the Company, each right not owned by such holder becomes exercisable for the number of common shares of the Company having a market value of twice the exercise price of the right.

Retirement of Note Receivable from Shareholder Selling and administrative expenses for 2002 included a non-cash charge of $2,508 related to the retirement of a $3,500 note receivable from a former executive acquired from a predecessor organization. The note, which matured on June 30, 2002, stipulated that the balance could be settled in full by surrender of collateral consisting of 125,000 shares of the Company's common stock. The settlement generated a charge equal to the difference between the book value of the note and the closing market value on June 30, 2002 of the 125,000 shares.

8 EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) defined contribution plan for the benefit of its employees. The Company's obligation for contributions under the 401(k) plan is limited to each participant's contribution but not more than 3% of the participant's compensation. Discretionary Company contributions are allowed under the plan. Contributions to the plan in the years ended December 31, 2003, 2002 and 2001 were approximately $1,019, $887 and $830, respectively.

During 1997, the Company established a split-dollar life insurance contract for the benefit of a certain select group of senior management. Under the terms of the contract, the participants or their beneficiaries were entitled to the greater of the contract's cash surrender value or the contract's targeted benefit, less insurance premiums paid by the Company. On December 31, 2002, the Company terminated the contracts for certain former employees and the Company's Chairman, President and Chief Executive Officer and restructured the contracts for other current employees by replacing the split-dollar life insurance contracts with a Supplemental Executive Retirement Plan ("SERP"). Under the SERP plan, individual trust accounts were opened and funded equal to the December 31, 2002 net present value of the targeted benefit under the prior split-dollar plan. Benefits vest under the SERP based on age and years of service with 100% vesting obtained at age 55 and 15 years of service. Earlier vesting may occur upon a change in control or other events as defined in the agreement. The Company recorded a charge of $14,247 in connection with the termination and restructuring of the split-dollar plan. The amount represented the net present value of the targeted benefits under the plan (including tax mitigation amounts) of approximately $13,668, and $579 related to transaction costs and the net shortfall in the refund of cumulative premiums paid by the Company. The Company satisfied its obligations to participants by relinquishing its collateral interests in the split-dollar policies and through net incremental payments of approximately $3,086 (the effect of which was mitigated by the elimination of future premium obligations of $3,694). In 2003, $170 was expensed related to the SERP and an additional $846 is expected to be expensed over the next eight years of expected service by the respective current employees. During 2002 and 2001, the Company paid $2,754 in each year in insurance premiums related to these split-dollar life insurance contracts. At December 31, 2002, the cash surrender values of the insurance contracts of the current employees of $2,019 was recorded in "other assets," the amounts to be paid in 2003 to the former employees of $1,804 was recorded in "accrued liabilities." The ongoing liability under the new SERP plan as of December 31, 2003 and 2002 was $4,554 and $3,737, respectively, and is recorded in "other long-term liabilities" on the consolidated balance sheets. The fair value of the assets in the SERP of $3,949 at December 31, 2003 is recorded in "other assets."

9 COMMITMENTS

The Company is committed under noncancelable lease agreements for facilities and equipment. Future minimum operating lease payments and the present value of the future minimum capital lease payments as of December 31, 2003 are as follows:

Years ending December 31,	Operating Leases	Capital Leases
2004	$ 5,224	$176
2005	4,664	107
2006	3,927	65
2007	3,434	7
2008	2,705	-
Thereafter	3,049	-
	$23,003	355
Less interest		(21)
Present value of future minimum capital lease payments		$334

Amortization of capital leased assets is included in depreciation expense. Rental expense for cancelable and noncancelable leases was approximately $6,444, $6,290 and $5,747 for the years ended December 31, 2003, 2002 and 2001, respectively.

10 CONTINGENCIES AND CONCENTRATIONS

The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated balance sheet, results of operations or liquidity.

The Company's subsidiary, Facet Technologies, LLC, currently purchases virtually all of the components for its products from one supplier, who has been a supplier to Facet for more than 15 years. Under the agreement, some terms, such as pricing, are negotiated annually while others, such as the exclusivity arrangement, are renewable after longer periods. The exclusivity provisions of the agreement will expire May 2004. Termination of this agreement could cause an interruption in supply and a possible loss of sales, which would affect operating results adversely.

Amounts in thousands, except share and per share amounts

11 QUARTERLY FINANCIAL INFORMATION – UNAUDITED

Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended December 31, 2003 and 2002.

Quarter	Fourth	Third	Second	First
2003:				
Revenues	**$ 86,453**	**$81,908**	**$80,299**	**$78,187**
Net earnings	**$ 2,066**	**$ 2,376**	**$ 1,744**	**$ 1,120**
Net earnings per diluted common share	**$ 0.20**	**$ 0.23**	**$ 0.17**	**$ 0.11**
2002:				
Revenues	$ 71,688	$71,352	$69,403	$65,188
Net earnings (loss)				
Continuing operations	$(15,976)	$ (565)	$ (721)	$ 1,618
Discontinued operations	-	(682)	-	-
Total	$(15,976)	$ (1,247)	$ (721)	$ 1,618
Net earnings (loss) per diluted common share				
Continuing operations	$ (1.59)	$ (0.06)	$ (0.08)	$ 0.17
Discontinued operations	-	(0.08)	-	-
Total	$ (1.59)	$ (0.14)	$ (0.08)	$ 0.17

The sum of the four quarterly net earnings (loss) per diluted common share amounts may not equal the annual amount reflected on the consolidated statements of operations due to the timing of quarterly net earnings (loss) relative to the timing of the issuance of shares resulting from acquisitions and due to rounding.

12 BUSINESS SEGMENT INFORMATION

The Company's operating segments represent the business units for which management regularly reviews discrete financial information and evaluates performance based on operating earnings of the respective business unit. The Company has aggregated the business units into reportable business segments based on common economic and market characteristics.

The Company has two reportable business segments: Health Enhancement and Women's Health. The Health Enhancement segment is comprised of the Company's disease management programs and the diabetes product design, development and assembly operation. The Company currently offers disease management services for diabetes, cardiovascular disease, respiratory disorders, cancer, depression, chronic pain and hepatitis C. As part of the diabetes and respiratory disorder compliance management process, the Company provides prescription and non-prescription drugs and supplies used by diabetes and respiratory patients in the management of their conditions, primarily on a mail-order basis through the Company's pharmacy, laboratory and supplies divisions of the Health Enhancement segment. The Health Enhancement segment also includes Facet Technologies, LLC, a leading designer, developer, assembler and distributor of products for the diabetes market. The Women's Health segment offers a wide range of clinical and disease management services designed to assist physicians and payors in the cost-effective management of maternity patients. The segment manages patients with gestational diabetes, hypertension, hyperemesis, anticoagulation disorders and those experiencing or at risk for preterm labor.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies for the consolidated entity. Operating earnings of the Health Enhancement segment were reduced by the amortization of goodwill of $8,703 for the year ended December 31, 2001. Operating earnings of the Women's Health segment were reduced by the amortization of goodwill of $564 in the year ended December 31, 2001. As discussed in Note 1(j), no amortization of goodwill was recorded for the years ended December 31, 2003 and 2002. Severance and related costs of $1,740 and $503 were incurred in the Health Enhancement and Women's Health segments, respectively, during the year ended December 31, 2002. Operating earnings (loss) by business segment exclude interest income and interest expense. An allocation of corporate expenses for shared services has been charged to the segments.

Summarized financial information as of and for the years ended December 31, 2003, 2002 and 2001 by business segment follows:

	Revenues			Earnings (loss) from continuing operations before income taxes		
	2003	2002	2001	**2003**	2002	2001
Health Enhancement	**$232,453**	$179,535	$159,872	**$ 20,980**	$ 9,721	$ 15,608
Women's Health	**94,423**	98,158	104,234	**13,393**	12,564	16,887
Intersegment sales	**(29)**	(62)	(123)	**-**	-	-
Total segments	**326,847**	277,631	263,983	**34,373**	22,285	32,495
General corporate	**-**	-	-	**(9,455)**	(25,684)	(7,848)
Interest expense, net	**-**	-	-	**(13,843)**	(13,626)	(10,008)
Other income (expense), net	**-**	-	-	**1,457**	(3,119)	(639)
	$326,847	$277,631	$263,983	**$ 12,532**	$(20,144)	$ 14,000

	Identifiable assets			Depreciation and amortization		
	2003	2002	2001	**2003**	2002	2001
Health Enhancement	**$254,688**	$210,880	$169,827	**$ 4,420**	$ 3,002	$ 10,635
Women's Health	**30,565**	30,336	36,081	**2,303**	2,370	2,885
General corporate	**48,229**	50,191	54,715	**1,537**	2,141	1,678
	$333,482	$291,407	$260,623	**$ 8,260**	$ 7,513	$ 15,198

	Capital expenditures		
	2003	2002	2001
Health Enhancement	**$ 7,280**	$ 12,755	$ 4,221
Women's Health	**2,856**	2,131	3,739
General corporate	**1,376**	1,214	426
	$ 11,512	$ 16,100	$ 8,386

The Company's revenues from operations outside the U.S. were approximately 18%, 17% and 15% of total revenues in 2003, 2002 and 2001, respectively. No single customer accounted for 10% of consolidated net revenues in 2003, 2002 or 2001.

13 DISPOSITION OF BUSINESS

In February 2001, the Company completed the sale of the business and certain assets of ODS and received cash proceeds totaling approximately $18,000. The accounts receivable of ODS, totaling approximately $8,800 at December 31, 2000, were excluded from the sale. In 2001 and 2002, cash flows from collections of ODS' accounts receivable, less costs of collection were $3,056 and $642, respectively. The remaining $125 of accounts receivable, as of December 31, 2002, was collected in 2003. In 2001, the Company reflected an estimated loss from discontinued operations and a loss on disposal of discontinued operations totaling approximately $1,240, net of income taxes. An additional loss, net of income taxes, of approximately $682 was recorded in 2002 as a result of greater than expected costs of collection and lower than expected cash receipts from the retained receivables. The accompanying consolidated financial statements reflect ODS as a discontinued operation for all periods presented.

Amounts in thousands, except share and per share amounts

The operating results of discontinued operations are as follows:

Years ended December 31,	2002	2001
Revenues	$ -	$ -
Loss from operations, net of income tax benefit of $76 and $275 in 2002 and 2001, respectively	$(124)	$ (455)
Loss on disposal of discontinued operations, net of income tax benefit of $342 and $485 in 2002 and 2001, respectively	(558)	(785)
Loss from discontinued operations	$(682)	$(1,240)

14 SUPPLEMENTAL GUARANTOR/NON-GUARANTOR FINANCIAL INFORMATION

Supplemental financial information is being provided in connection with the Company's private offering of 11% senior notes (see Note 3). The senior notes are unconditionally guaranteed by the Company and its domestic subsidiaries. All guarantees are joint and several. Each of the domestic and foreign subsidiaries is 100% owned by the Company.

The following financial information presents the consolidating condensed balance sheets, statements of operations and cash flows of the Company, the guarantor domestic subsidiaries on a combined basis and the non-guarantor foreign subsidiaries on a combined basis.

Consolidating Condensed Balance Sheets (Unaudited)

December 31, 2003	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 3,211	$ 2,896	$ 2,901	$ -	$ 9,008
Trade accounts receivable, net	17,571	38,922	6,329	-	62,822
Inventories	1,908	13,405	11,999	-	27,312
Other current assets	9,445	7,452	397		17,294
Total current assets	32,135	62,675	21,626	-	116,436
Property and equipment, net	9,565	20,451	774	-	30,790
Intangible assets, net	2,682	144,295	4,578	-	151,555
Investment in subsidiaries	148,810	-	-	(148,810)	-
Deferred income taxes	26,522	2	-	-	26,524
Other long-term assets	7,953	224	-	-	8,177
	$ 227,667	$227,647	$ 26,978	$(148,810)	$ 333,482
Liabilities and Shareholders' Equity					
Current installments of long-term debt	$ 775	$ 57	$ -	$ -	$ 832
Other current liabilities	36,309	32,889	13,025	-	82,223
Total current liabilities	37,084	32,946	13,025	-	83,055
Long-term debt, excluding current installments	118,937	132	2,001	-	121,070
Intercompany	20,525	(3,993)	(16,532)	-	-
Other long-term liabilities	5,500	310	-	-	5,810
Total liabilities	182,046	29,395	(1,506)	-	209,935
Common Shareholders' Equity					
Common stock	102	-	-	-	102
Additional paid-in capital	313,098	144,232	4,578	(148,810)	313,098
Accumulated earnings (deficit)	(271,170)	62,230	18,885	-	(190,055)
Other	3,591	(8,210)	5,021	-	402
Total common shareholders' equity	45,621	198,252	28,484	(148,810)	123,547
	$ 227,667	$227,647	$ 26,978	$(148,810)	$ 333,482

Consolidating Condensed Balance Sheets (Unaudited)

December 31, 2002	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 1,919	$ 2,080	$ 1,501	$ -	$ 5,500
Short-term investments	140	-	-	-	140
Trade accounts receivable, net	18,002	26,514	5,177	-	49,693
Inventories	2,194	15,737	8,826	-	26,757
Other current assets	7,098	7,147	902	-	15,147
Total current assets	29,353	51,478	16,406	-	97,237
Property and equipment, net	9,100	17,021	595	-	26,716
Intangible assets, net	2,682	123,111	4,778	-	130,571
Investment in subsidiaries	127,889	-	-	(127,889)	-
Deferred income taxes	30,848	-	-	-	30,848
Other long-term assets	5,629	406	-	-	6,035
	$ 205,501	$192,016	$ 21,779	$(127,889)	$ 291,407
Liabilities and Shareholders' Equity					
Current installments of long-term debt	$ 680	$ 63	$ -	$ -	$ 743
Other current liabilities	17,746	26,058	10,134	-	53,938
Total current liabilities	18,426	26,121	10,134	-	54,681
Long-term debt, excluding current installments	114,152	97	3,966	-	118,215
Intercompany	2,861	12,074	(14,935)	-	-
Other long-term liabilities	4,547	184	-	-	4,731
Total liabilities	139,986	38,476	(835)	-	177,627
Common Shareholders' Equity					
Common stock	101	-	-	-	101
Additional paid-in capital	311,052	123,111	4,778	(127,889)	311,052
Accumulated earnings (deficit)	(249,229)	38,593	13,275	-	(197,361)
Other	3,591	(8,164)	4,561	-	(12)
Total common shareholders' equity	65,515	153,540	22,614	(127,889)	113,780
	$ 205,501	$192,016	$ 21,779	$(127,889)	$ 291,407

Consolidating Condensed Statements of Operations (Unaudited)

For the Year Ended December 31, 2003	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Revenues	**$ 94,423**	**$172,702**	**$59,751**	**$(29)**	**$326,847**
Cost of revenues	**42,601**	**101,820**	**46,531**	**(29)**	**190,923**
Selling and administrative expenses	**53,121**	**41,560**	**7,156**	**-**	**101,837**
Provision for doubtful accounts	**3,195**	**5,384**	**30**	**-**	**8,609**
Amortization of intangible assets	**-**	**360**	**200**	**-**	**560**
Operating earnings (loss)	**(4,494)**	**23,578**	**5,834**	**-**	**24,918**
Interest income (expense), net	**(13,574)**	**67**	**(336)**	**-**	**(13,843)**
Other income (expense), net	**1,350**	**(9)**	**116**	**-**	**1,457**
Earnings (loss) before income taxes	**(16,718)**	**23,635**	**5,615**	**-**	**12,532**
Income tax benefit (expense)	**(5,223)**	**2**	**(5)**	**-**	**(5,226)**
Net earnings (loss)	**$(21,941)**	**$ 23,637**	**$ 5,610**	**$ -**	**$ 7,306**

Amounts in thousands, except share and per share amounts

Consolidating Condensed Statements of Operations (Unaudited)

For the Year Ended December 31, 2002	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Revenues	$ 98,161	$133,501	$46,031	$ (62)	$277,631
Cost of revenues	43,544	84,032	36,784	(62)	164,298
Selling and administrative expenses	55,502	30,998	5,470	-	91,970
Charges from termination of retirement plan	14,247	-	-	-	14,247
Provision for doubtful accounts	5,320	4,635	-	-	9,955
Amortization of intangible assets	-	360	200	-	560
Operating earnings (loss) from continuing operations	(20,452)	13,476	3,577	-	(3,399)
Interest income (expense), net	(13,248)	(9)	(369)	-	(13,626)
Other income (expense), net	(1,119)	(1,926)	(74)	-	(3,119)
Earnings (loss) from continuing operations before income taxes	(34,819)	11,541	3,134	-	(20,144)
Income tax benefit (expense)	4,506	4	(10)	-	4,500
Earnings (loss) from continuing operations	(30,313)	11,545	3,124	-	(15,644)
Discontinued operations, net of taxes	-	(682)	-	-	(682)
Net earnings (loss)	$ (30,313)	$ 10,863	$ 3,124	$ -	$ (16,326)

Consolidating Condensed Statements of Operations (Unaudited)

For the Year Ended December 31, 2001	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Eliminations	Consolidated
Revenues	$106,627	$117,148	$40,685	$(477)	$263,983
Cost of revenues	43,601	69,453	33,108	(477)	145,685
Selling and administrative expenses	52,209	19,534	4,506	-	76,249
Provision for doubtful accounts	5,451	2,090	34	-	7,575
Amortization of intangible assets	564	8,766	497	-	9,827
Operating earnings from continuing operations	4,802	17,305	2,540	-	24,647
Interest income (expense), net	(9,615)	9	(402)	-	(10,008)
Other income (expense), net	(736)	5	92	-	(639)
Earnings (loss) from continuing operations before income taxes	(5,549)	17,319	2,230	-	14,000
Income tax expense	6,068	-	7	-	6,075
Earnings (loss) from continuing operations	(11,617)	17,319	2,223	-	7,925
Discontinued operations, net of taxes	-	(1,240)	-	-	(1,240)
Net earnings (loss)	$ (11,617)	$ 16,079	$ 2,223	$ -	$ 6,685

Consolidating Condensed Statements of Cash Flows (Unaudited)

For the Year Ended December 31, 2003	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Consolidated
Cash Flows from Operating Activities:				
Net cash provided by continuing operations	$(17,336)	$ 24,220	$ 5,131	$ 12,015
Net cash provided by discontinued operations	-	128	-	128
Net cash provided by (used in) operating activities	(17,336)	24,348	5,131	12,143
Cash Flows from Investing Activities:				
Purchases of property and equipment	(4,232)	(6,851)	(429)	(11,512)
Purchase of investments	(927)	-	-	(927)
Proceeds from sales of short-term investments	-	154	-	154
Acquisition of business, net of cash acquired	-	(603)	-	(603)
Net cash used in investing activities	(5,159)	(7,300)	(429)	(12,888)
Cash Flows from Financing Activities:				
Net borrowings under credit agreement	2,418	-	-	2,418
Proceeds from issuance of debt	1,919	-	-	1,919
Principal repayments of long-term debt	(37)	29	(1,965)	(1,973)
Proceeds from issuance of common stock	816	-	-	816
Net cash provided by (used in) financing activities	5,116	29	(1,965)	3,180
Effect of exchange rate changes on cash and cash equivalents	-	-	1,073	1,073
Net change in intercompany balances	18,532	(16,122)	(2,410)	-
Net increase in cash and cash equivalents	1,153	955	1,400	3,508
Cash and cash equivalents at beginning of year	2,058	1,941	1,501	5,500
Cash and cash equivalents at end of year	$ 3,211	$ 2,896	$ 2,901	$ 9,008

Consolidating Condensed Statements of Cash Flows (Unaudited)

For the Year Ended December 31, 2002	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Consolidated
Cash Flows from Operating Activities:				
Net cash provided by (used in) continuing operations	$(3,567)	$ 18,117	$ 5,330	$ 19,880
Net cash provided by discontinued operations	-	642	-	642
Net cash provided by (used in) operating activities	(3,567)	18,759	5,330	20,522
Cash Flows from Investing Activities:				
Purchases of property and equipment	(3,345)	(12,391)	(364)	(16,100)
Acquisition of businesses, net of cash acquired	-	(3,526)	-	(3,526)
Net cash used in investing activities	(3,345)	(15,917)	(364)	(19,626)
Cash Flows from Financing Activities:				
Proceeds from issuance of debt	1,462	-	-	1,462
Principal repayments of long-term debt	689	(133)	(2,573)	(2,017)
Proceeds from issuance of common stock	1,858	-	-	1,858
Net cash provided by (used in) financing activities	4,009	(133)	(2,573)	1,303
Effect of exchange rate changes on cash and cash equivalents	-	-	1,318	1,318
Net change in intercompany balances	3,503	(1,164)	(2,339)	-
Net increase in cash and cash equivalents	600	1,545	1,372	3,517
Cash and cash equivalents at beginning of year	1,319	535	129	1,983
Cash and cash equivalents at end of year	$ 1,919	$ 2,080	$ 1,501	$ 5,500

Amounts in thousands, except share and per share amounts

Consolidating Condensed Statements of Cash Flows (Unaudited)

For the Year Ended December 31, 2001	Matria Healthcare, Inc.	Guarantor Domestic Subsidiaries	Non-Guarantor Foreign Subsidiaries	Consolidated
Cash Flows from Operating Activities:				
Net cash provided by (used in) continuing operations	$ 164	$ 9,511	$(1,728)	$ 7,947
Net cash provided by discontinued operations	-	3,056	-	3,056
Net cash provided by (used in) operating activities	164	12,567	(1,728)	11,003
Cash Flows from Investing Activities:				
Purchases of property and equipment	(4,071)	(4,208)	(124)	(8,403)
Proceeds from disposition of business	-	18,076	-	18,076
Net cash provided by (used in) investing activities	(4,071)	13,868	(124)	9,673
Cash Flows from Financing Activities:				
Proceeds from issuance of senior notes	111,940	-	-	111,940
Net repayments under credit agreement	(72,669)	-	-	(72,669)
Proceeds from issuance of debt	1,013	-	-	1,013
Principal repayments of long-term debt	(18,895)	(174)	-	(19,069)
Proceeds from issuance of common stock	3,892	-	-	3,892
Repurchases of common stock and warrants	(4,346)	-	-	(4,346)
Repurchases of redeemable preferred stock	(40,931)	-	-	(40,931)
Preferred stock dividend payments	(2,438)	-	-	(2,438)
Net cash used in financing activities	(22,434)	(174)	-	(22,608)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-
Net change in intercompany balances	26,136	(26,771)	635	-
Net decrease in cash and cash equivalents	(205)	(510)	(1,217)	(1,932)
Cash and cash equivalents at beginning of year	1,524	1,045	1,346	3,915
Cash and cash equivalents at end of year	$ 1,319	$ 535	$ 129	$ 1,983

Independent Auditors' Report

The Board of Directors and Shareholders
Matria Healthcare, Inc.:

We have audited the accompanying consolidated balance sheets of Matria Healthcare, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, common shareholders' equity and comprehensive earnings (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matria Healthcare, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

KPMG LLP

KPMG, LLP
Atlanta, Georgia
February 13, 2004

Directors and Officers

DIRECTORS

Parker H. Petit
Chairman of the Board
and Chief Executive Officer
Matria Healthcare, Inc.

Frederick E. Cooper
Chairman, Cooper Capital, LLC
formerly President and Vice Chairman
Flowers Industries, Inc.
(Food Products)

Guy W. Millner
Chairman, AssuranceAmerica Corp.
(Insurance)
Founder and formerly Chairman
Norrell Services
(Business Services)

The Honorable Carl E. Sanders
Chairman
Troutman Sanders, LLP
(Law Firm)

Thomas S. Stribling
President and Chief Executive Officer
Therics, Inc.
(Orthobiologic Products)

Donald W. Weber
Private Investor,
formerly President and Chief Executive Officer
Contel Corporation
(Telecommunications)

Morris S. Weeden
Retired Vice Chairman
Morton Thiokol Corporation
(Chemicals)

Frederick P. Zuspan, M.D.
Professor and Chairman Emeritus
Obstetrics and Gynecology
The Ohio State University

OFFICERS

Parker H. Petit
Chairman of the Board
and Chief Executive Officer

Thomas S. Hall
President and Chief Operating Officer

Thornton A. Kuntz, Jr.
Vice President, Administration

Roberta L. McCaw
Vice President, Legal, General Counsel
and Secretary

Stephen M. Mengert
Vice President, Finance and Chief Financial Officer

Yvonne V. Scoggins
Vice President, Financial Planning and Analysis

Corporate Information

FORM 10-K

Matria Healthcare's 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders. Contact Roberta L. McCaw at corporate headquarters to obtain a copy of this report.

CORPORATE HEADQUARTERS

Corporate headquarters are located at 1850 Parkway Place, Marietta, Georgia 30067. The telephone number is (770) 767-4500.

TRANSFER AGENT & REGISTRAR

[illegible] Bank
P.O. Box [illegible]
Atlanta, Georgia 30302-9890

Change of address notification should be sent to this address and include old and new address and social security number.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Matria's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market ("NASDAQ") under the symbol "MATR." Price quotations and trading volume are provided in most daily newspapers under the abbreviation MATRIAHLTCR. The approximate number of stockholders of the Company as of March 1, 2004 was 1,750 record holders and 5,500 street holders.

Matria has not paid any cash dividends with respect to its common stock and does not intend to declare any dividends in the near future. The Company is a party to a Loan and Security Agreement and an Indenture, each of which contains covenants restricting the payment of dividends on and repurchases of the Company's common stock.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices of Matria common stock as quoted on NASDAQ from January 1, 2002 through December 31, 2003:

	2003		2002	
Quarter	Low	High	Low	High
First	$ 6.70	$11.25	$15.75	$40.00
Second	9.75	17.74	7.00	25.59
Third	14.41	22.44	5.89	9.15
Fourth	16.97	22.35	6.25	12.80

REFERENCES

1. Mercer Consulting. U.S. Healthcare Survey; 2003.

2. Society of Human Resources Management. 2003 Benefits Survey; June 2003.

3. Robert Wood Johnson Foundation. Chronic Conditions: Making a Case for Ongoing Care; December 2002.

4. Centers for Disease Control and Prevention, National Center for Health Statistics. Births: Final Data for 2002. *National Vital Statistics Report*. vol. 52 no. 10. Hyattsville, Maryland: 2003.

5. Newborn claims data of seven large commercial national health plans.

MATRIA®
HEALTHCARE

Matria Healthcare, Inc.
1850 Parkway Place
Marietta, Georgia 30067
[illegible]
www.matria.com